RWE

File No. 82-4018

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

August 9, 2007


07026026

**File No. 82-4018**
**RWE Aktiengesellschaft,**
**Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the report on the first half of fiscal 2007 of the RWE Group.

If you have any questions or comments please call

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

- Dr. Döss - - Alphéus -

Encl.

PROCESSED
AUG 2 1 2007
THOMSON
FINANCIAL

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com


RWE



File No. 82-4018

January to June

# Report on the first half of 2007

- Group operating result up 18 %
- Net income up 58 % year on year, in part due to one-off effects
- Forecast raised for the full 2007 fiscal year

# At a glance

| RWE Group—Key Figures | | Jan–Jun 2007 | Jan–Jun 2006[1] | +/- in % | Jan–Dec 2006 |
|---|---|---|---|---|---|
| Electricity sales | billion kWh | 156.7 | 158.3 | -1.0 | 312.1 |
| Gas sales | billion kWh | 176.6 | 216.6 | -18.5 | 360.9 |
| External revenue | € million | 22,617 | 23,183 | -2.4 | 44,256 |
| Germany | € million | 13,922 | 13,817 | 0.8 | 26,607 |
| Outside Germany | € million | 8,695 | 9,366 | -7.2 | 17,649 |
| EBITDA | € million | 5,187 | 4,520 | 14.8 | 7,861 |
| Operating result | € million | 4,449 | 3,758 | 18.4 | 6,106 |
| Income from continuing operations before tax | € million | 3,804 | 2,490 | 52.8 | 3,657 |
| Net income | € million | 2,629 | 1,659 | 58.5 | 3,847 |
| Earnings per share | € | 4.67 | 2.95 | 58.3 | 6.84 |
| Cash flows from operating activities | € million | 2,551 | 3,359 | -24.1 | 6,783 |
| Capital expenditure | € million | 1,543 | 1,661 | -7.1 | 4,728 |
| Property, plant and equipment | € million | 1,484 | 1,590 | -6.7 | 4,494 |
| Financial assets | € million | 59 | 71 | -16.9 | 234 |
| Free cash flow[2] | € million | 1,067 | 1,769 | -39.7 | 2,289 |
| | | 06/30/07 | 12/31/06 | | |
| Net debt[3] | € million | 6,849 | 6,864 | -0.2 | |
| Workforce[4] | | 70,060 | 68,534 | 2.2 | |

1 Figures partially adjusted; see commentary on page 14.
2 Cash flows from operating activities minus capital expenditure on property, plant and equipment.
3 Net financial debt plus provisions for pensions and similar obligations.
4 Converted to full-time positions.

# »We fired the starting shot for the most extensive power plant construction programme in RWE's history.«

Dear Investors,

Our business trend remained positive in the second quarter of 2007. This is evidenced by the RWE Group's main key figures:

- In the first half of the year, we improved our operating result by 18 %. The strongest growth was achieved by the RWE Power Division. Its energy trading activities made an above-average contribution. The power plant business also posted a gain. Our UK division, RWE npower, also closed the first half of the year with a significant increase. RWE Energy recorded a decline in earnings, reflecting the impact of German grid regulation.

- Net income posted 58 % growth. This was largely due to the positive operating performance as well as improvements in the non-operating and financial results.

The robust business trend is the prerequisite for carrying out the large-scale investment projects we informed you about in February. We have reviewed their long-term profitability again in the last few months. This had become necessary especially for the two large-scale hard coal-fired power plants in Germany, since the federal government made the emissions trading system's allocation rules much stricter. Furthermore, risks associated with long-term investment in Germany may increase since the German Federal Cartel Office is likely to be given greater ability to intervene in the market. Nevertheless we fired the starting shot, because we believe both of the undertakings have a good chance to succeed on the market as capacities are expected to become increasingly tight in Germany and we will benefit from cost advantages due to the design shared by the new plants. At present, however, we believe that opportunities for carrying out further extensive investments in power plants are better outside Germany. This is why we will build a hard coal power plant in the Netherlands and two gas-fired power stations in the UK.

In our opinion, constructing highly efficient power plants is also the most economical way of reducing carbon dioxide emissions. Furthermore, we intend to obtain $CO_2$ certificates from emissions-reduction projects in developing and newly industrializing countries. Associated costs are presently much lower than the market prices of EU emissions allowances for 2008 and subsequent years. All in all, we believe we stand a good chance of significantly reducing the negative effect that emissions trading will have on our earnings.

We remain confident about our business performance for 2007 as a whole. We have raised the outlook for the operating result and recurrent net income that we published in February.

Sincerely yours,
Essen, August 2007



Harry Roels
CEO of RWE AG

# RWE shares lag dynamic market


Performance of RWE shares compared with the DAX 30 and the Dow Jones STOXX Utilities Indices
in %
30
25
20
15
10
5
0
-5
-10
— RWE common share
-- RWE preferred share
— Dow Jones STOXX Utilities
-- DAX 30
12/31/06
03/31/07
06/30/07
08/06/07

Following a very promising start to the year and a brief correctional phase, stock markets displayed a continued upward trend in the second quarter. Germany's lead index, the DAX 30, closed the month of June at 8,007 points. This corresponds to a 21% rise vis-à-vis the end of 2006. In the first six months, the index of the most important shares in the Eurozone, the Dow Jones Euro STOXX 50, posted a gain of 11%. Positive economic data combined with relatively low oil prices drove up share prices at the beginning of the year, followed by profit-taking caused by worries over the US economy and uncertainty surrounding Asian stock markets. Fuelled by a robust economy and largely positive corporate earnings, however, the stock markets started on a steady and strong upward trend in the middle of March. Overall, the boom on crude oil markets and temporary rise in prime rates by central banks did not significantly dampen the generally positive sentiment. On July 16, the DAX achieved a new all-time high of 8,106 points before a crisis on the US mortgage market caused stock markets to plummet worldwide. The DAX fell considerably and was at 7,444 points on August 6, at the deadline for this report.

RWE shares underperformed the market in the first half of the year. Our common shares closed June 2007 at €78.99. As of the cut-off date, their total return (return plus dividend) was thus slightly negative. Conversely, RWE's preferred shares rose to €74.11, which corresponds to a total return of 8%. The sub-par development shown by RWE shares was primarily a result of negative sentiment about political factors, by which we are especially affected as Germany's largest power producer. The German govern-

ment changed the conditions underlying the $CO_2$ emissions trading scheme from 2008 onwards to the detriment of the utilities. Plans to tighten German competition law had an additional adverse effect. RWE's share performance improved slightly after the end of the period being reviewed. Trading activity was boosted above all in expectation of rising electricity prices and M&A speculation in the utility sector. At the end of July, RWE shares lost their gains due to the deterioration of the stock market environment. On August 6, our common shares closed at €78.70.

**Development of RWE's five-year credit default swap (CDS) compared with the CDS index iTraxx Europe**
in basis points


70
60
50
40
30
20
10
0
12/31/06
03/31/07
06/30/07
08/06/07

— iTraxx Europe
— RWE

The crisis on the US mortgage market was already noticeable on the bond markets in the first quarter and has caused massive investor unease since July. There has been an increase in loan defaults in the mortgage sector as US real estate prices have been on the decline since the end of 2006, while interest rates have been on the rise. The collapse of two US hedge funds was a major cause of alarm among market participants. This led to an increase in risk premiums for corporate bonds on the credit market. RWE bonds were also affected by this. Prices for hedging RWE's credit risk via RWE credit default swaps (CDSs) were at 21 basis points on August 6—clearly above the level seen at the beginning of the year. However, our persistently solid financial situation had a stabilizing effect. The European CDS index, iTraxx Europe, which is made up of the CDS prices of 125 major European companies, closed at 56 basis points, clearly exceeding its level at the beginning of the year.

€2.2 billion in bonds come due in the 2007 financial year. By the end of June, we had redeemed €0.7 billion of these bonds using existing funds.

# Economic environment

***Economic upturn on RWE core markets continues***

The global economy maintained its dynamic upward trend during the first half of 2007. However, growth slowed marginally in most industrial nations due to the weaker US economy. In contrast, newly industrializing countries continued their upward trend.

- In the first half of 2007, the Eurozone's gross domestic product (GDP) was an estimated 2.8 % up on the same period last year. Investing activity against the backdrop of increasing capacity utilization was the economy's driving force. Private consumption was buoyed by positive employment-related effects.

- German real GDP growth was approximately 3 %. Corporate investment in property, plant and equipment was up, driven by the rise in earning power and good order books. Building activity picked up considerably as well. In contrast, consumption displayed relatively weak development. This was mainly due to the rise in the value-added tax effective January 1, 2007. It caused a large number of individuals to bring purchases forward into 2006.

- Real GDP grew 3 % in the UK as well. Companies also stepped up investment, owing to their good level of incoming orders and corporate earnings. Furthermore, growth in disposable income and the persistently low level of unemployment had a positive effect on consumption.

- The economies of EU countries in Central Eastern Europe maintained their strong momentum. Rising employment and increasing disposable income drove up consumer spending in these regions. There is already a lack of skilled labour in certain sectors. Exports and fixed investment also contributed to the upturn. One exception is Hungary, where measures for restructuring the state budget dampened both private consumption and corporate spending.

- In the US, the general economic climate was clouded above all by declining real estate prices. GDP was only up 1.7 % year on year. The continued trade deficit and the tighter fiscal policy also had a dampening effect. Private consumption continued to spur the economy.

However, the aforementioned economic developments in our core markets had a limited impact on our organic business trend. Energy consumption generally shows relatively small reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on the weather.

***Mild weather dampens electricity and gas consumption***

In the first half of 2007, energy consumption in our core markets was significantly down on the same period last year. This was largely due to high temperatures in winter and spring which exceeded the long-term average throughout our core markets. High energy prices also dampened demand. The cyclically-induced rise in industrial consumption only partially compensated for this.

In Germany, demand for electricity was down a little more than 1 % in the first six months. This was primarily due to the weather-driven reduction in the need for electricity for heating purposes. Expanding industrial output had a counteracting effect. Gas consumption was some 20% lower than in the same period last year. The decreased need for heating had a much stronger im-pact on the gas business.

In the UK, electricity consumption fell by approximately 5 % in the first half of the year. As in the German market, the reduced need for electricity for heating purposes during the winter had an effect. The economic trend did little to stimulate demand. UK gas consumption in the first half of the year was an estimated 3 % lower year on year. Demand from household customers experienced an especially significant decline, owing to the weather. Conversely, gas purchases by UK energy companies were up, because they increased the use of gas-fired power plants due to the decline in wholesale gas prices.

Milder-than-average weather in our Central Eastern European markets also outweighed the effect of the favourable economic trend. Initial estimates have electricity consumption in Hungary, Slovakia and Poland decreasing by 2 % to 3 %. Demand for gas was down much more. In the first half of 2007, consumption in the Czech Republic was 17 % below the level witnessed in the same period in 2006.

***Oil prices achieve new all-time high***

Prices on the world's oil markets have increased considerably since the beginning of the year. The price for a barrel of Brent, which had dropped to US$ 50 in January, achieved a record high of US$ 80 in July 2007. In the first half of the current financial year, a barrel of Brent cost an average of US$ 63. This was slightly below the year-earlier level (US$ 66). The main reason for the relative weakness of oil prices early in the year was the unusually warm weather, which caused oil and gas consumption to drop, and, in turn, resulted in crude oil reserves climbing to a record high. The conflict between the US and Iran intensified over the course of the first quarter. Ensuing fears of potential bottlenecks in the supply of oil from Arab regions resulted in a rise in prices. This was compounded by the fact that unrest in Nigeria brought significant parts of the country's oil production to a standstill. In addition, capacity bottlenecks at US refineries triggered a rise in demand for petroleum products based on Brent crude.

***Gas import prices lower year on year***

In Continental Europe, gas prices generally track oil prices with a lag of several months. Gas import prices in the first half of 2007 were an average of 5 % down on last year's comparable figure. However, German end customer prices were still affected by the significant increase in import prices in 2006. They rose by an average of 6 % for households, those for industrial customers advanced by 7 % year on year. The Czech regulator stopped setting gas prices effective April 1, 2007. In the Czech Republic, prices for corporate and industrial customers were down 17 %, while those for household customers dropped by 10 % compared with the same period last year.

On the UK gas spot market, prices decreased considerably due to the low demand caused by the weather and the commissioning of new pipelines for imports. This was reflected in end customer prices for industrial enterprises and large commercial customers, who paid less year on year. Conversely, despite earlier reductions, household tariffs were still 18 % higher than in the first half of 2006, as prices in this customer segment are adjusted to developments on the wholesale market with a lag. In contrast to spot prices, costs incurred to transmit gas and cover demand spikes rose substantially in the first half of the year.

***Hard coal prices remain high***

Hard coal prices continued their upward trend in 2007. The 80-dollar mark was surpassed in Rotterdam spot trading at the end of June, eclipsing the all-time high achieved in 2004. Averaged over the first six months, hard coal traded at US$ 72 per metric ton (including freight and insurance). This reflects the high demand for raw materials in India and China. Furthermore, there was a substantial backlog in sea freight processing in Australia's coal ports, reducing the world's available open sea freight capacity. As a result, ocean freight rates rose, owing to persistently high demand for transportation. Averaged over the first half of the year, sea freight rates for the standard route from South Africa to Rotterdam were US$ 26 per metric ton, as compared to US$ 13 in the same period in 2006. Prices which are relevant for German hard coal are determined by the German Federal Office of Economics and Export Control (BAFA). They track developments on the international market, albeit with a lag of several months. In the first quarter of 2007, BAFA prices were about €63 per metric ton of hard coal equivalent. A similar figure is anticipated for the second quarter. This corresponds to the average price for the first half of 2006. The BAFA prices' relative stability is due to the dollar's weakness compared with the euro.

***$CO_2$ emissions trading: significant difference between 2007 and 2008 certificate prices***

The collapse in the prices of $CO_2$ certificates for 2007, which had already become apparent at the end of 2006, continued in the period under review. At the beginning of the year, the price of a metric ton of $CO_2$ was €6.50. At the end of June, it was down to a mere €0.13. This reflects the fact that companies are expected to have enough certificates in the first trading period (2005–2007). This assessment was confirmed by the emissions balances for EU countries for 2006, which were published by the European Commission in the second quarter of 2007. According to the balances, in sum, $CO_2$ emissions by companies participating in the emissions trading system were much lower than the number of certificates issued. The emissions statistics for 2005 had painted the same picture.

Conversely, certificates are expected to become scarce in the second trading period (2008–2012). This is because the national allocation plans which take effect in 2008 envision state allocation cuts, some of which will be considerable. This is reflected in the price of emissions allowances for 2008, which traded at an average of €18 in the period being reviewed. The significant difference in price compared with 2007 certificates arises because emissions certificates cannot be carried over from the first to the second trading period.


Development of $CO_2$ certificate prices in the European emissions trading system
€ / metric ton of $CO_2$
— Certificates for 2008
— Certificates for 2007
Quelle: RWE Trading.
40
30
20
10
0
01/01/05
12/31/05
12/31/06
08/06/07

### *Electricity forward prices remain high*

Prices for fuel and $CO_2$ emissions certificates significantly affected the development of prices on Europe's electricity exchanges. In addition, the mild winter dampened prices in spot trading. However, market participants expect that available power generation capacity will become increasingly scarce over the long term, underpinning forward prices.

In 2007 first-half spot trading at the European Energy Exchange (EEX) in Leipzig, Germany, base-load contracts were traded at an average of €31 per megawatt hour (MWh). This represents a decrease of 39% compared to the same period in 2006. Prices of peak-load electricity dropped by 37% to €45. The decisive factors were the mild weather, the large amount of wind energy generated, and the extremely low level of 2007 $CO_2$ certificate prices. In contrast, forward prices remained stable. In the period under review, forward contracts for base-load power for 2008 cost an average of €54 per MWh and were thus marginally lower than for a comparable contract in the first half of 2006 (€55). At €79, the price of peak-load forwards also remained essentially unchanged. Comparing current 2007 spot prices with forward prices for later years reveals the significant difference between the price of $CO_2$ certificates for 2007 and the price for subsequent years.

RWE sells almost all of its electricity production forward. The development of prices in prior years for forward contracts for delivery in 2007 was thus the main determinant of our earnings in the period being reviewed. In the 2005/2006 period, the average German wholesale market price per MWh of base-load power for 2007 was €47. By comparison, in the two preceding years, forward contracts for delivery in 2006 traded at an average of €38 per MWh. Thus, the forward contracts for delivery in 2007 cost 24% more than those for 2006.


Development of wholesale electricity spot prices in Germany
€ / MWh
140
120
100
80
60
40
20
0
— Peak load
— Base load
Average monthly figures.
Source: European Energy Exchange (EEX), Leipzig, Germany.
Year traded: 2005
Year traded: 2006
Year traded: 2007


Development of one year forward wholesale electricity prices in Germany
€/MWh
Forward for delivery in 2006
Forward for delivery in 2007
Forward for delivery in 2008
100
80
60
40
20
0
— Peak load
— Base load
Average monthly figures.
Source: RWE Trading.
Year traded: 2005
Year traded: 2006
Year traded: 2007

Electricity prices for German end customers displayed disparate developments in the first half of the year. Prices for industrial customers fell by an average of 3 % due to the development on the wholesale market. In contrast, tariffs for households and small commercial enterprises were up about 4 %, since prices in this customer segment are adjusted to changes in wholesale prices with a lag. In general, the German law for the promotion of renewable energy (EEG) had a price-increasing effect. Furthermore, utilities factored the increase in value-added tax at the beginning of the year into their prices.

Electricity prices in the UK experienced an especially substantial drop. They hovered around German levels in the first half of 2007. Spot prices averaged £ 22 (€ 32) per MWh of base-load power, and £ 28 (€ 41) for peak-load power. Compared with last year's corresponding period, prices were thus roughly cut in half. Low gas prices were a decisive factor, as were the mild weather and declining emissions certificate prices. In the UK, the generation costs of gas-fired power plants have a much stronger influence on the formation of electricity prices than in most countries in Continental Europe. Prices on the UK electricity forward market also slipped. In the period under review, supply contracts for the next calendar year traded at an average of £ 37 (€ 54) per MWh of base-load power. This is 30 % less than the price paid for a corresponding contract in the first half of 2006. Peak-load forward prices dropped by 27 % to £ 48 (€ 71).


Development of wholesale electricity spot prices in the UK
£ / MWh
— Peak load
— Base load
Average monthly figures.
Source: RWE Trading.
100
80
60
40
20
0
Year traded: 2005
Year traded: 2006
Year traded: 2007


Development of one year forward wholesale electricity prices in the UK
£/MWh
— Peak load
— Base load
Average monthly figures.
Source: RWE Trading.
Forward for delivery in 2006
Forward for delivery in 2007
Forward for delivery in 2008
100
80
60
40
20
0
Year traded: 2005
Year traded: 2006
Year traded: 2007

RWE sells most of the production from its UK power stations forward, in common with the policy it pursues in Germany. Earnings achieved in the period under review thus depended on the prices at which electricity supply agreements for 2007 were concluded in prior years. In the 2005 and 2006 trading years, the 2007 forward price averaged £45 (€66) per MWh of base-load electricity on the UK market. Compared to the corresponding figure for 2006 forwards £35 (€52), this represents an increase of 27%.

As in Germany, especially industrial and major commercial customers have been able to benefit from the downward trend in UK electricity wholesale prices so far. Power purchases were cheaper for them year on year. In contrast, electricity bills paid by households and small commercial customers were 11% higher than in the same period in 2006. This is due to the aforementioned delay in adjusting prices to developments on the wholesale market. For these customer groups, the decisive factor was the extremely high power procurement costs borne by energy companies in 2006.

Electricity prices for end customers in Central Eastern European markets displayed varied developments. Prices for household customers were up 8% and 5% in Poland and Hungary, respectively, compared with the first half of 2006. Prices in Slovakia remained stable.

# Major events

## In the period under review

***RWE npower to build new large-scale gas-fired power station and second offshore wind farm***

At the end of May, RWE npower fired the starting shot for the construction of a combined-cycle gas turbine power plant in Staythorpe (Nottinghamshire, UK). The facility encompasses four units with a combined installed capacity of 1,650 MW. The investment budget amounts to some €900 million. The first power plant unit is scheduled for commissioning by 2010. RWE npower also intends to add new renewable electricity generation capacity. In July, the company announced that it was set to build a second large-scale wind farm off the coast of Wales. The Rhyl Flats offshore wind farm will be located next to the North Hoyle plant (60 MW) and is to have a total installed capacity of 90 MW. €280 million has been earmarked for investment in this project.

***German government adopts draft ordinance for incentive-based regulation in the German grid business***

On June 12, 2007, Germany's Federal Cabinet passed a draft ordinance for the incentive-based regulation of the country's electricity and gas grid businesses, which will start in 2009. The draft ordinance includes some slight improvements in certain areas over the previous draft as far as the grid operators are concerned. They have been given a little more time to reduce existing inefficiencies compared to peer companies. The old draft had allowed two four-year regulatory periods for this purpose. The new ordinance envisions two five-year periods. Furthermore, no company shall be given an efficiency rating of less than 60%. The previous draft had a floor of 50%. The efficiency improvement on top of the macro-economic progress made in productivity required of all the grid operators will be 1.25% p.a. (previously 1.5%). An improvement of 1.5% p.a. is envisioned for the second five-year period (no target had previously been set for this period). Despite the aforementioned amendments, we still question whether the proposed regulatory framework provides for companies to be able to meet and have the opportunity to outperform targets, as required by the law. The ordinance thus fails to meet the demands placed on incentive-based regulation. Another cause for concern is the fact that the ordinance is to contain extensive relief for small grid operators, since this may cause grid operators to be treated inequitably on a continuing basis.

***Allocation act for German emissions trading from 2008 to 2012 passed***

On June 22, 2007, Germany's Lower House established the legal framework for the allocation of emissions allowances in the second $CO_2$ trading period, which runs from 2008 to 2012. On July 6, 2007, the Upper House gave the go-ahead as well. For the first time, some of the allowances, all of which have been allocated for free so far, are to be allocated for a fee, or auctioned. The German government will distribute emissions allowances for 453 million metric tons of $CO_2$ to industrial enterprises and utilities every year from 2008 onwards. This is much less than in the first trading period (2005-2007). Cuts will be made above all to allocations to power utilities, while the rest of the industry, e.g., the chemicals, cement and steel sectors, will continue to receive 98.75% of the certificates they need for free. The full

40 million metric ton auction contingent will be deducted from the utilities' allocation. Allowances will be allocated according to a benchmark system. Fuel-dependent emissions standards for natural gas (365 g/kWh) and coal (750 g/kWh) in line with the best available technology will be in force. There is no separate benchmark for lignite-fired power plants. A penalty rule will be enforced to reduce allocations to older, less efficient power plants. The plants' average capacity utilization from 2000 to 2005 will be used as a basis for allocating emissions allowances to existing plants. Standard capacity utilization rates will be applied to new plants (7,500 hours p.a. for gas and hard coal and 8,250 hours p.a. for lignite). Plant operators may also meet their emissions targets with certificates acquired through greenhouse gas reduction projects outside Germany within the scope of the Kyoto mechanisms "Clean Development Mechanism" (CDM) and "Joint Implementation" (JI). The German government has limited the use of JI- and CDM-sourced certificates to 22% of a plant's allocation.

At present, we believe that free certificate allocations in the second trading period in Germany will only cover slightly more than half of our carbon dioxide emissions in Germany. Free certificates allocated for the period from 2008 to 2012 are anticipated to cover 75 to 80 million metric tons a year. By comparison, 2006 $CO_2$ emissions by RWE's German power stations amounted to 147 million metric tons. These figures include power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements.

***Further expansion of position on European gas market***

RWE plans to develop an import facility for liquefied natural gas (LNG) on the German North Sea coast. RWE Gas Midstream is leading the project, with US-based Excelerate Energy as partner. Excelerate Energy uses a technique that enables LNG regasification on board and its direct supply into the pipeline network. This reduces investment in infrastructure on land and opens the door to taking advantage of opportunities presented by the market through the flexible delivery of gas. The aim is to have the ability to feed up to 600,000 cubic meters per hour of regasified LNG into the German grid from 2010 onwards. A similar Excelerate import facility has been in operation in Teesside in the UK since February 2007. A feasibility study will be conducted in the next few months to examine the technical prerequisites and economic prospects of this kind of gas facility.

***Memorandum of understanding sets the course for intensified cross-border power trading***

At the beginning of June 2007, the economics ministries, regulatory authorities and integrated network operators in Germany, France, Belgium, the Netherlands and Luxembourg signed a memorandum of understanding aiming to promote market integration and competition in Europe. The MoU was drafted to make the use of cross-border transmission lines (interconnectors) more efficient by establishing a cross-country market platform and a joint auction office. So far, power traders have purchased transmission capacity on various platforms.

# After the period under review

***RWE Power decides to build hard coal-fired power plants in Hamm, Ensdorf and Eemshaven***

RWE Power will construct three twin unit hard coal power stations with a combined installed capacity of 4,620 MW and an efficiency of 46%. €6.2 billion has been earmarked for investment in these projects. $CO_2$ emissions by the new units will be about 20% lower than the average emissions of current hard coal-fired facilities. The new power stations are scheduled to go online by 2012. Substantial synergies will be realized since the three twin units share the same design. This will have a positive effect on both construction and operating costs. The following is an overview of the individual projects:

- We will build a hard coal twin unit with a net installed capacity of 1,530 MW at our site in Hamm, Germany. According to our estimates, the investment will total €2.0 billion. We want to give municipal utilities the opportunity to buy shares in a power plant for the first time. They will have at their disposal a total installed capacity of 350 MW and thus have the opportunity to purchase electricity at cost.

- A second 1,530 MW plant of identical design is to be erected in Ensdorf (Saarland/Germany) and is expected to have an investment budget of €2.0 billion.

- RWE will become active as a power producer in the Netherlands for the first time by building a hard coal-fired power plant in Eemshaven. The facility's planned system size is 1,560 MW and has a budget of some €2.2 billion. It is intended to allow for the co-firing of biomass.

***RWE npower to build another gas-fired power station***

RWE npower aims to build a second CCGT plant of the same type at its Pembroke site in Wales in addition to the large-scale power plant in Staythorpe, UK. Pembroke will be situated near two LNG terminals, and its coastal location will allow it to be cooled directly with seawater. The plant will have an investment volume of about €1.1 billion and an installed capacity of 2,000 MW. It is scheduled to be commissioned in 2011 and have an efficiency of 59%. The project is pending the receipt of planning permits.

***RWE adopts strategy to reduce $CO_2$ risk***

RWE established the cornerstones of a strategy to reduce $CO_2$ emissions and the financial burdens resulting from emissions trading. Our aim is to significantly reduce the annual $CO_2$ certificate shortage through avoidance measures. The potential we have identified in this area is in the order of 30 million metric tons by 2012 and 50 million metric tons by 2015. Our assumption does not include growth investments. In 2006, the RWE Group emitted a total of 178 million metric tons of $CO_2$. These figures include power plants not owned by RWE that we can deploy at our descretion on the basis of long-term agreements.

One of our strategy's core components are greenhouse gas reduction projects outside Western Europe that make use of the Clean Development Mechanism (CDM) and Joint Implementation (JI). Companies participating in the emissions trading scheme can meet their reduction commitments with certificates obtained through these types of projects. However, caps have been set for such certificates. We estimate that the usable amount of $CO_2$ for our plants in the second trading period will total 18 million metric tons per year. The average cost of certificates from CDM/JI projects is presently much lower than prices on the EU trading market for 2008 and subsequent years.

Another of our $CO_2$ strategy's core elements is the construction of cutting-edge coal- and gas-fired power plants that will replace old facilities, which have higher emissions. However, the exact timing of the closure of older power plants will depend on the conditions prevailing on the market. In addition, security of supply must be ensured at all times. Our bundle of measures also envisions increasing the generation of electricity from renewables significantly. We also aim to step up the use of combined heat and power technology. Furthermore, we plan to build the world's first large-scale coal-fired power plant featuring carbon capture and storage technology. Political decisions in the field of energy policy have a significant impact on the options available to RWE to reduce $CO_2$ emissions sustainably. The most effective and affordable way to limit emissions is to extend the lifetimes of nuclear power stations. They emit next to no $CO_2$ and would have to be replaced by fossil fuel-fired power plants if they were shut down. We could avoid an additional 15 million metric tons of $CO_2$ emissions per year merely if the lifetimes of our two Biblis units were extended.

***US state regulators give go-ahead to American Water public offering***

By the end of July, we had received all of the necessary approvals from US state regulators for the planned public offering of American Water. Approval was obtained from the Illinois and New Jersey regulatory commissions in June and from New York and Pennsylvania in July. Our goal remains to sell at least the majority of American Water through an IPO by the end of the year. The timing will depend on the market environment, the implementation of requirements according to the Sarbanes-Oxley Act, and the SEC approval process.

***Gas transmission grid access further simplified***

In the middle of July, RWE Transportnetz Gas GmbH and E.ON Gastransport AG & Co. KG agreed to combine parts of their gas grids. They intend to form a common market region for low-calorific gas (L-gas) as of October 1, 2008. By uniting the market regions, they intend to simplify grid access and gas trading, while stepping up competition. RWE Transportnetz Gas had combined its two market regions for high-calorific gas (H-gas) as early as April 1, 2007.

***RAG withdraws offer to sell its stake in Saar Ferngas to RWE***

At the beginning of July, RAG AG withdrew from the contractual arrangement to sell a 76.88 % stake in Saar Ferngas AG to RWE on grounds that the German Federal Cartel Office prohibited the acquisition on March 12, 2007. We filed an appeal against the Cartel Office's decision with the Düsseldorf Higher Regional Court. Based on the current state of affairs, we intend to continue pursuing the appeal due to the fundamental significance it has for the Group's investment strategy and in order to safeguard the options for a judicial review of the Federal Cartel Office's decisions, regardless of RAG's withdrawal and the possible sale of the stake in Saar Ferngas to a third party.

***German corporate tax reform passed***

On July 6, 2007, the German Upper House approved the German 2008 Corporate Tax Reform Act. The law includes considerable changes that will become effective in 2008 and affect the calculation of income and earnings as well as income tax rates. According to the most recent calculations, the average combined tax on corporate profits for RWE Group companies that are taxed in Germany will drop from about 39 % at present to roughly 31 %. The necessary assessment of deferred taxes carried on the balance sheet will result in a one-off expense of up to €0.3 billion in fiscal 2007. According to IFRS, this did not need to be taken into account in the financial statements for the first six months.

# Notes on reporting

We brought our reporting in line with the changes made to our Group structure. This affects reporting on the first half of 2007 and the outlook for the full year.

- We currently expect to be able to sell at least the majority of American Water by the end of the year. This would have an impact on the financial statements for fiscal 2007. In line with the approach taken with Thames Water, we would report American Water, including the result from the deconsolidation, in the consolidated income statement under "Discontinued operations." Therefore, figures for the US water utility would no longer be included in revenue, EBITDA, the operating result, the non-operating result, the financial result, or taxes on income. Prior-year figures would be adjusted accordingly, in compliance with IFRS. However, American Water would still be recognized in the cash flow statement and capital expenditure according to IFRS. None of the above has an effect on the first half of this year. In the first half of 2007, we still report American Water as the "Water Division."

- We adjusted figures for the first half of 2006 since we sold Thames Water at the end of 2006. In line with the methodology applied in the consolidated financial statements for fiscal 2006, we now state the divested water activities under "Discontinued operations."

- As of January 1, 2007, we assigned the newly established RWE Gas Midstream to RWE Energy under the item "Other, consolidation." RWE Gas Midstream is responsible for the commercial optimization of our non-regulated gas activities. This includes procurement, transport and storage contracts as well as the liquefied natural gas (LNG) business.

- The new reporting item "Supraregional operations" was introduced to the reporting of RWE Energy's business units with retroactive effect as of January 1, 2006. It mainly includes the former reporting item "Electricity & Gas Transmission" and the activities of RWE Thyssengas and RWE Aqua which used to be stated under "Other, consolidation" within RWE Energy. We have assigned RWE Transgas' sales and transit businesses to "International regions" and subsumed the Czech transmission grid and storage activities under "Supraregional operations." RWE Solutions, which we deconsolidated in the third quarter of 2006, has been retrospectively reclassified to "Other, consolidation" within RWE Energy.

# Business performance

| Electricity production<br>January – June<br>Billion kWh | RWE Power[1] | | RWE npower | | RWE Group[2] | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| In-house generation | 86.8 | 95.0 | 16.1 | 18.0 | 104.4 | 114.7 |
| Lignite | 38.0 | 37.3 | - | - | 38.0 | 37.3 |
| Nuclear | 15.9 | 26.0 | - | - | 15.9 | 26.0 |
| Hard coal | 25.9 | 24.9 | 7.4 | 11.2 | 33.5 | 36.5 |
| Gas | 4.3 | 4.2 | 8.3 | 5.9 | 13.2 | 10.7 |
| Hydro, oil, other | 2.7 | 2.6 | 0.4 | 0.9 | 3.8 | 4.2 |
| Electricity purchased from third parties | - | - | 13.0[3] | 12.5[3] | 61.2 | 52.2 |
| **Total** | **86.8** | **95.0** | **29.1** | **30.5** | **165.6** | **166.9** |

1 Figures for RWE Power include electricity procured from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. In the first half of 2007, they break down into 16.4 billion kWh (hard coal) and 1.4 billion kWh (hydro, oil, other).
2 Including generation and electricity purchases of RWE Energy's regional companies.
3 Electricity purchased by RWE npower largely via RWE Trading.

### *Power generation down 9%*

In the first half of the year, the RWE Group produced 104.4 billion kilowatt hours (kWh) of electricity—9% less than in the same period in 2006. In-house generation and power purchases combined for 165.6 billion kWh in total electricity production. This roughly corresponds to the volume achieved in the first half of 2006.

RWE Power contributed 86.8 billion kWh of electricity, accounting for 83% of the RWE Group's total in-house production. This includes electricity generated from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. RWE Power generated 9% less electricity than in the same period in 2006. This is primarily due to unplanned outages at both nuclear power plant blocks at our site in Biblis, Germany. Conversely, we marginally stepped up hard coal-based generation to take advantage of favourable market conditions. We also increased our lignite-based electricity generation. Last year, a fire at our site in Niederaussem, Germany, and planned maintenance outages limited production.

RWE npower generated 16.1 billion kWh of electricity—down 11% year on year. UK market conditions for hard coal- and oil-fired power plants were less favourable than in 2006. Conversely, we generated more electricity from gas since gas procurement prices dropped considerably.

RWE Energy made a small contribution of 1.5 billion kWh to total power produced. This output is largely attributable to German regional companies.

Power purchases from third parties advanced by 9 billion kWh to 61.2 billion kWh, partially because other power producers fed far more electricity into RWE Energy's grid, in line with the German Renewable Energy Act.

### *Gas production rises marginally, oil production drops*

In the period under review, RWE Dea, our upstream company, produced 1,580 million m³ of gas. This figure was 2 % up year on year. One contributing factor was that we commenced production in two gas fields in the UK North Sea in September 2006 and February 2007. In contrast, German production was down as demand for gas declined for weather-related reasons. Oil production fell 35 % to 1,431,000 m³. This was in part due to the fact that we sold our stake in KazGerMunai in Kazakhstan in July 2006 and our oil production concession in Dubai in April 2007. Another factor was that shares in oil production from the Snorre oilfield in Norway held by consortium partners were redetermined in accordance with the contract. This decreased our share of production. We have to refund all the past excess production allocations by the end of 2008. In addition, there was a natural reduction in oil production in Egypt and Denmark in line with the gradual depletion of existing reserves.

### *Electricity sales nearly match year-earlier level*

In the first half of 2007, we sold 156.7 billion kWh of electricity to external customers. This is slightly less than in the same period last year. Electricity sales are typically somewhat lower than the amount of power generated and purchased. This is due to grid losses as well as our in-house consumption by lignite production and pumped-storage power plants.

| **External electricity sales volume January - June** Billion kWh | RWE Power | | RWE Energy | | RWE npower | | RWE Group | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Private and commercial customers | 0.2 | 0.1 | 19.2 | 20.2 | 11.2 | 11.7 | 30.7 | 32.1 |
| Industrial and corporate customers | – | 1.1 | 32.0 | 28.5 | 16.4 | 17.1 | 48.4 | 46.7 |
| Distributors | 7.0 | 7.2 | 36.4 | 30.6 | – | – | 43.4 | 37.8 |
| Electricity trading | 34.2 | 41.7 | – | – | – | – | 34.2 | 41.7 |
| **Total** | **41.4** | **50.1** | **87.6** | **79.3** | **27.6** | **28.8** | **156.7** | **158.3** |

External power sales generated by RWE Power totalled 41.4 billion kWh. They do not include sales from trading with purchased electricity. Electricity sales of 34.2 billion kWh are allocable to sales of in-house power production on the wholesale market via RWE Trading. The 17 % decline in electricity sold is primarily due to the unplanned outages at both our nuclear power plant blocks in Biblis, Germany.

RWE Energy increased its power deliveries by 10 % to 87.6 billion kWh. This growth was largely the result of higher amounts of renewables-based electricity fed into our grid. Agreements with new industrial key accounts and power utilities contributed to the rise.

RWE npower's electricity sales totalled 27.6 billion kWh and were thus 4 % below the high level achieved in the first half of 2006. Volume shortfalls caused by the very mild weather could not be offset by winning new customers.

| External gas sales volume January – June Billion kWh | RWE Power | | RWE Energy | | RWE npower | | RWE Group | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Private and commercial customers | – | – | 33.5 | 47.2 | 25.1 | 25.1 | 58.6 | 72.3 |
| Industrial and corporate customers | 1.6 | 1.9 | 52.6 | 60.5 | 5.1 | 4.4 | 59.3 | 66.8 |
| Distributors | 9.3 | 10.7 | 49.4 | 66.8 | – | – | 58.7 | 77.5 |
| **Total** | **10.9** | **12.6** | **135.5** | **174.5** | **30.2** | **29.5** | **176.6** | **216.6** |

***Gas sales volume down 18 % year on year due to the weather***

The RWE Group sold 176.6 billion kWh of gas in the first six months of 2007. This corresponds to an 18 % drop compared with the same period in 2006. The main driver was the weather, which was milder than average.

Gas sales generated by RWE Power largely correspond to the quantities RWE Dea produces and sells to distributors and end customers. Sales were also generated by RWE Trading. However, they were substantially down, since we sold a key account business at the end of 2006. All in all, the RWE Power Division saw gas sales decrease by 13 % to 10.9 billion kWh.

RWE Energy's gas sales were down 22 % to 135.5 billion kWh. High temperatures led to sales declines across customer segments. In addition, in 2006, RWE Energy sold substantial amounts of power plant gas.

Conversely, RWE npower increased its gas sales by 2 % to 30.2 billion kWh. Lower sales owing to the mild weather were more than offset by the positive effects of winning new customers.

| External revenue € million | Jan–Jun 2007 | Jan–Jun 2006 | +/- in % | Jan–Dec 2006 |
|---|---|---|---|---|
| RWE Power | 3,223 | 3,488 | -7.6 | 6,574 |
| Power Generation[1] | 2,510 | 2,574 | -2.5 | 4,855 |
| RWE Dea | 713 | 914 | -22.0 | 1,719 |
| RWE Energy[2] | 13,860 | 14,665 | -5.5 | 27,398 |
| German regions | 8,231 | 8,796 | -6.4 | 16,309 |
| International regions | 2,852 | 3,117 | -8.5 | 5,509 |
| Supraregional operations | 2,657 | 2,159 | 23.1 | 4,556 |
| Other, consolidation | 120 | 593 | -79.8 | 1,024 |
| RWE npower | 4,704 | 4,142 | 13.6 | 8,485 |
| Water Division | 776 | 853[3] | -9.0 | 1,702 |
| Other, consolidation | 54 | 35 | 54.3 | 97 |
| **RWE Group** | **22,617** | **23,183[3]** | **-2.4** | **44,256** |
| of which: | | | | |
| Electricity revenue | 14,197 | 12,849 | 10.5 | 25,771 |
| Direct electricity tax | 484 | 509 | -4.9 | 971 |
| Gas revenue | 5,813 | 7,281 | -20.2 | 12,055 |

1 Including RWE Trading.

2 Regional structure adjusted; see commentary on page 14.

3 Figure adjusted; Thames Water and the other water activities sold in 2006 are not included.

***Organic revenue matches year-earlier level***

In the first six months of 2007, the RWE Group generated €22.6 billion in external revenue. This was 2% less than in 2006. €459 million in revenue was lost due to the deconsolidation of RWE Solutions. Effects of changes in currency exchange rates nearly offset each other. The dollar lost ground to the euro. The average exchange rate for the first half of the year was US$1.33/€, as compared to US$1.24/€ a year earlier. Sterling was up to £0.68/€ from £0.69/€. In organic terms, i.e. net of consolidation and currency effects, revenue was unchanged.

The following is an overview of the development of revenue by division:

External revenue posted by RWE Power decreased by 8% to €3,223 million. External revenue earned by the Power Generation Business Unit (including RWE Trading) was 2% down year on year, largely due to the production shortfalls caused by the outage of the Biblis nuclear power plant. In contrast, the 2007 electricity forwards we concluded in prior years resulted in a price-driven rise in revenue. Including intra-group revenue (above all from power deliveries for resale through RWE Energy) the business unit posted a 9% increase in revenue. RWE Dea saw external revenue decrease by 22% to €713 million, above all due to the decline in oil production. The drop in gas prices also had a negative effect.

External revenue generated by RWE Energy fell by 5% to €13.9 billion. Gas revenue experienced a drop of 28% to €4,406 million, which was primarily due to weather-driven declines in sales. Conversely, at €8,960 million, the division's electricity revenue advanced 15% year on year, in part due to the rise in sales. Some German regional companies lifted general tariffs for households and small commercial enterprises as of January 1, 2007. This is a result of higher procurement costs caused in part by higher burdens stemming from the German Renewable Energy Act (EEG).

The RWE npower Division grew revenue by 14% to €4,704 million. Electricity revenue improved from €3,114 million to €3,279 million, and gas revenue increased from €884 million to €1,206 million. At the end of April 2007, due to the competition, RWE npower reduced tariffs in the electricity and gas sales businesses by an average of 3% and 16%, respectively. However, this is contrasted by revenue-enhancing effects arising from tariff increases as of April 1 and October 1, 2006. Furthermore, the UK-based energy company is benefiting from sales improvements resulting from customer acquisitions. Weather-induced reductions in sales dampened the rise in revenue.

The external revenue of the Water Division was down 9% to €776 million. The decline is primarily due to currency and consolidation effects. On an adjusted basis, revenue increased by 5%. This rise was a result of rate cases and higher demand.

| EBITDA<br>€ million | Jan–Jun<br>2007 | Jan–Jun<br>2006 | +/-<br>in % | Jan–Dec<br>2006 |
|---|---|---|---|---|
| RWE Power | 2,698 | 1,979 | 36.3 | 3,372 |
| Power Generation[1] | 2,314 | 1,543 | 50.0 | 2,574 |
| RWE Dea | 384 | 436 | -11.9 | 798 |
| RWE Energy[2] | 1,762 | 1,984 | -11.2 | 3,177 |
| German regions | 954 | 1,167 | -18.3 | 1,856 |
| International regions | 366 | 460 | -20.4 | 688 |
| Supraregional operations | 496 | 505 | -1.8 | 864 |
| Other, consolidation | -54 | -148 | 63.5 | -231 |
| RWE npower | 463 | 331 | 39.9 | 658 |
| Water Division | 312 | 342[3] | -8.8 | 689 |
| Other, consolidation | -48 | -116 | 58.6 | -35 |
| **RWE Group** | **5,187** | **4,520[3]** | **14.8** | **7,861** |

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 14.
3 Figure adjusted; Thames Water and the other water activities sold in 2006 are not included.

| Operating result<br>€ million | Jan–Jun<br>2007 | Jan–Jun<br>2006 | +/-<br>in % | Jan–Dec<br>2006 |
|---|---|---|---|---|
| RWE Power | 2,429 | 1,690 | 43.7 | 2,744 |
| Power Generation[1] | 2,139 | 1,338 | 59.9 | 2,132 |
| RWE Dea | 290 | 352 | -17.6 | 612 |
| RWE Energy[2] | 1,522 | 1,723 | -11.7 | 2,506 |
| German regions | 780 | 1,019 | -23.5 | 1,427 |
| International regions | 335 | 386 | -13.2 | 583 |
| Supraregional operations | 456 | 471 | -3.2 | 714 |
| Other, consolidation | -49 | -153 | 68.0 | -218 |
| RWE npower | 395 | 274 | 44.2 | 512 |
| Water Division | 181 | 209[3] | -13.4 | 425 |
| Other, consolidation | -78 | -138 | 43.5 | -81 |
| **RWE Group** | **4,449** | **3,758[3]** | **18.4** | **6,106** |

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 14.
3 Figure adjusted; Thames Water and the other water activities sold in 2006 are not included.

### *Double-digit year-on-year rise in operating result and EBITDA*

We improved our earnings in the first half of 2007 thanks to the positive trend displayed by the power generation business and an extraordinarily strong trading result. EBITDA was up 15 % to €5,187 million, and the operating result advanced 18 % to €4,449 million. On balance, consolidation and currency effects only had a minor impact on the development of earnings.

The following is an overview of our operating result by division:

RWE Power posted an operating result of €2,429 million. This represents a 44 % year-on-year rise. The breakdown by business unit is as follows:

- Power Generation: The operating result recorded by this business unit was boosted by 60 %. A major contributing factor was that higher prices were charged for electricity that we had sold forward for delivery in 2007 in earlier years. This more than offset the drop in sales volumes. Furthermore, we benefited from a marginal drop in the price of fuel. Purchases of $CO_2$ emissions allowances led to an expense of €37 million compared with €53 million in the same period last year. The Biblis nuclear power plant's outage reduced the operating result by approximately €400 million. RWE Trading, which we assigned to the Power Generation Business Unit, contributed an extraordinarily high operating result, which predominantly stems from gas trading and Continental European electricity trading. However, this rise cannot be extrapolated for the full year.

- RWE Dea: Our oil and gas upstream activities were 18% down year on year. This was partially due to the sale of our stake in KazGerMunai in Kazakhstan last year. Another negative effect was felt from the decline in our share of production in the Snorre oilfield in Norway. In the gas business, we experienced a price-driven decrease in earnings on the one hand, and benefited from the rise in production on the other hand.

The operating result recorded by RWE Energy dropped by 12 %. The impact of German electricity and gas grid regulation was the main reason for this (approx. -€340 million compared with the first half of 2006). In addition, we have not been able to fully pass through to our customers the rise in electricity procurement costs partially resulting from the additional burden stemming from the German Renewable Energy Act. The negative effect on earnings was somewhat offset by taking measures to reduce costs. The following is a breakdown of the operating result by business unit:

- German regions: RWE Energy's domestic regional companies closed the first half of the year with an operating result that was 23 % lower than in the same period in 2006. Electricity and gas grid fee cuts mandated by the regulator, the weather-driven decline in demand for gas, and increased electricity procurement costs were the main reasons. Efficiency-enhancement measures limited the operating result's decline.

- International regions: The operating result of our Continental European supply business outside Germany decreased by 13 %. The decline is largely owed to our Czech gas operations. Our Czech regional distributors experienced weather-induced earnings shortfalls. In addition, the operating result achieved by RWE Transgas in 2006 was exceptionally high: the regulator allowed the company to compensate in 2006 for higher-than anticipated costs in 2005.

- Supraregional activities: The operating result recorded by this business unit decreased by 3 %. RWE Transportnetz Strom faced grid fee cuts mandated by the regulator. Conversely, RWE Key Account GmbH benefited from more favourable purchasing conditions and successful customer acquisitions.

The operating result earned by RWE npower rose by 44 % to €395 million. The above-average improvement was mainly driven by power generation, where we realized higher prices. We also benefited from our power plants' improved availability. In 2006, the operating result was negatively affected by older, low-margin electricity supply agreements, which have expired. An adverse effect was felt from the increase in operating costs. The cost of purchasing $CO_2$ emissions certificates declined from €73 million to €56 million. We shifted generation from hard coal power stations to lower-emissions gas-fired power plants. We benefited from higher margins and customer acquisitions in RWE npower's sales business. But this was contrasted by sales shortfalls caused by the mild weather. Staff costs increased as a result of a rise in customer figures and measures taken to improve service.

The operating result of the Water Division decreased by 13 % to €181 million. After the sale of Thames Water and other international water activities, this division now only includes the activities of our US subsidiary American Water. The drop in the operating result is largely due to currency and consolidation effects. Net of these factors, the result would have declined by 6 %, in part owing to one-off effects in the first quarter. Moreover, depreciation rose due to the increase in investing activity. These charges will be passed on to customers, as American Water is seeking recovery through rate cases.

### *Net income improved by 58%*

The development of net income was marked predominantly by the good organic performance. Positive effects were also felt from improvements in the non-operating result and the financial result.

| Non-operating result<br>€ million | Jan–Jun 2007 | Jan–Jun 2006[1] | +/- € million | Jan–Dec 2006 |
|---|---|---|---|---|
| Capital gains | 262 | 29 | 233 | 463 |
| Impairment losses | - | - | - | -6 |
| Restructuring, other | -356 | -424 | 68 | -871 |
| **Non-operating result** | **-94** | **-395** | **301** | **-414** |

1 Figures adjusted; see commentary on page 14.

The non-operating result was negative, amounting to -€94 million, but was significantly up on the year-earlier level (-€395 million). Its components developed as follows:

- Capital gains advanced by €233 million to €262 million. They largely stem from the divestment of our Dutch gas grid activities, which we sold to the City of Eindhoven effective June 1, 2007. The sale of our 25% stake in rhenag Rheinische Energie AG to RheinEnergie AG also contributed to the result.

- No impairment losses were recognized in the period under review.

- The result stated under "Restructuring, other" amounted to -€356 million—up €68 million on the corresponding figure in 2006, which was negatively affected by provisions, some of which were accrued in connection with the sale of investments. Special items had a negative effect on the non-operating result in the period under review as well. Expenses incurred by RWE npower prior to its acquisition by RWE in 2002 became tax-deductible retroactively. Under IFRS, this had two effects. On the one hand, there is a lower tax charge for the Group in 2007. On the other hand, a retroactive adjustment was made to the goodwill stemming from the acquisition of the UK energy company. The non-operating result was thus reduced by €138 million, and the tax charge was affected by the same amount. Another negative effect results from the provisions built to cover liability risks concerning a non-core activity that we sold several years ago. We amortized RWE npower's customer base by €165 million (H1/06: €163 million). Changes made to nuclear provisions led to €89 million in income (H1/06: €76 million).

| Financial result<br>€ million | Jan–Jun 2007 | Jan–Jun 2006[1] | +/- in % | Jan–Dec 2006 |
|---|---|---|---|---|
| Interest income | 440 | 989 | -55.5 | 2,102 |
| Interest expenses | -747 | -1,305 | 42.8 | -2,824 |
| **Net interest** | **-307** | **-316** | **2.8** | **-722** |
| Interest accretion to non-current provisions | -466 | -584 | 20.2 | -1,143 |
| Other financial result | 222 | 27 | - | -170 |
| **Financial result** | **-551** | **-873** | **36.9** | **-2,035** |

1 Figures adjusted; see commentary on page 14.

The financial result improved by €322 million to -€551 million. It was significantly affected by the externalization of pension obligations under a contractual trust arrangement (CTA). At the end of March, we transferred €7.9 billion in funds earmarked to finance pension obligations to an external asset management company (RWE Pensionstreuhand e.V.) and netted them out against provisions for pensions. The deconsolidation of special funds implemented in this manner generated €155 million in non-recurrent income, which we have subsumed under the "Other financial result." Furthermore, the decrease in provisions for pensions led to a decline in the interest accretion to non-current provisions. On balance, our net interest improved marginally. On the one hand, interest income from the externalization of marketable securities via the CTA was lower, whereas on the other hand, the decline in net financial debt resulting from the sale of Thames Water had a positive effect. The improvement in our financial result is also partially due to the fact that our exchangeable bond on shares in Heidelberger Druckmaschinen, which was issued in 2004, came due and that our stake in the company was reduced (+€142 million).

| **Reconciliation to net income** | | Jan–Jun 2007 | Jan–Jun 2006[1] | +/- in % | Jan–Dec 2006 |
|---|---|---|---|---|---|
| Operating result | € million | 4,449 | 3,758 | 18.4 | 6,106 |
| Non-operating result | € million | -94 | -395 | 76.2 | -414 |
| Financial result | € million | -551 | -873 | 36.9 | -2,035 |
| **Income from continuing operations before tax** | € million | **3,804** | **2,490** | **52.8** | **3,657** |
| Taxes on income | € million | -1,052 | -853 | -23.3 | -982 |
| **Income from continuing operations** | € million | **2,752** | **1,637** | **68.1** | **2,675** |
| Income from discontinued operations | € million | - | 129 | -100.0 | 1,338 |
| **Income** | € million | **2,752** | **1,766** | **55.8** | **4,013** |
| | | | | | |
| Minority interest | € million | 123 | 107 | 15.0 | 166 |
| **Net income** | € million | **2,629** | **1,659** | **58.5** | **3,847** |
| Earnings per share | € | 4.67 | 2.95 | 58.3 | 6.84 |
| Effective tax rate | % | 28 | 34 | -17.6 | 27 |

1 Figures adjusted; see commentary on page 14.

Continuing operations generated income before tax amounting to €3,804 million, up 53% year on year. Our effective tax rate decreased by six percentage points to 28%. On the one hand, this was in part due to the aforementioned retroactive tax claim at RWE npower. On the other hand, we realized higher tax-free capital gains from the sale of investments.

Income from continuing operations after tax rose 68% to €2,752 million. We did not have any income from discontinued operations in the period under review. The €129 million we recorded in last year's comparable period largely represents income after tax generated by Thames Water and by additional water operations we sold in 2006. The minority interest increased from €107 million to €123 million.

This results in a considerable rise in the RWE Group's net income. At €2,629 million, it was 58% higher than a year earlier. Earnings per share grew from €2.95 to €4.67.

| Planned annual efficiency enhancements<br>€ million | 2007 | 2008 | 2009 | 2010 | Total |
|---|---|---|---|---|---|
| | 100 | 100 | 200 | 200 | 600 |

### *New efficiency-enhancement programme launched*

We initiated a new programme to improve efficiency until the end of 2010. Plans include measures to reduce costs and increase revenue, which should gradually grow our annual operating result by a total of €600 million. One of the points of focus is to enhance the performance of our German electricity and gas grids. The aim is to at least partially compensate for the effect of fee cuts mandated by the grid regulator. In addition, we plan to take comprehensive measures to improve the technical availability of our power plants. This year, we intend to add some €100 million to the operating result through the new programme.

| Capital expenditure<br>€ million | Jan-Jun 2007 | Jan-Jun 2006 | +/- € million | Jan-Dec 2006 |
|---|---|---|---|---|
| **Capital expenditure on property, plant and equipment** | | | | |
| RWE Power[1] | 777 | 536 | 241 | 1,302 |
| RWE Dea | 218 | 193 | 25 | 477 |
| RWE Energy | 279 | 259 | 20 | 1,174 |
| RWE npower | 159 | 139 | 20 | 396 |
| Water Division | 254 | 645 | -391 | 1,584 |
| Other, consolidation | 15 | 11 | 4 | 38 |
| **Total** | **1,484** | **1,590** | **-106** | **4,494** |
| **Capital expenditure on financial assets** | | | | |
| RWE Power[1] | 1 | - | 1 | 5 |
| RWE Energy | 43 | 145 | -102 | 287 |
| RWE npower | - | 10 | -10 | 11 |
| Water Division | - | 4 | -4 | 4 |
| Other, consolidation | 15 | -88 | 103 | -73 |
| **Total** | **59** | **71** | **-12** | **234** |
| **Total capital expenditure** | **1,543** | **1,661** | **-118** | **4,728** |

1 Including RWE Trading.

### *Capital expenditure in the energy business up 30% year on year*

Capital spending in the first half of 2007 totalled €1,543 million. This was 7% less than in the first half of 2006. Capital expenditure on property, plant and equipment also decreased by 7%, falling to €1,484 million. The decline is exclusively attributable to the Water Division and results from the fact that the figure for the first half of 2006 still includes capital spent by Thames Water. On the whole, we

increased capital expenditure by 30% in the other divisions. The major investment project of RWE Power is the construction of a 2,100-MW dual-block lignite-fired power plant in Neurath, Germany. Furthermore, we are in the process of building an 875-MW combined-cycle gas turbine power station in Lingen, Germany, and have begun preparatory work for additional power plants scheduled for construction in Germany and the Netherlands. RWE Dea spent capital on gas production in Egypt and Libya. RWE npower focused capital spending on work done at the power plant in Aberthaw, UK, which we are retrofitting with a flue gas desulphurization unit. We are also installing new steam turbines in this plant. In addition, RWE npower made preparations for the planned construction of CCGT power plants in Staythorpe and Pembroke, UK. The lion's share of capital expenditure at RWE Energy was earmarked for measures to maintain and improve grid infrastructure. The Group's capital expenditure on financial assets amounted to €59 million and was thus of minor significance.

***Cash flow statement—key figures***

In the first half of 2007, cash flows from operating activities amounted to €2,551 million. This was €808 million less year on year. The main reason were effects felt in working capital: We substantially reduced trade accounts payable, among other things. The deconsolidation of Thames Water also contributed to the decline in operating cash flow. Earnings improvements in the power generation and trading businesses had a counteracting effect. Cash flows from investing activities (including cash investments) were €1,035 million higher than proceeds from the disposal of assets and divestitures. Cash flows from financing activities totalled -€2,309 million. The main impact here was the dividend payment.

| **Cash flow statement**<br>€ million | Jan–Jun<br>2007 | Jan–Jun<br>2006 | +/-<br>in % | Jan–Dec<br>2006 |
|---|---|---|---|---|
| Cash flows from operating activities | 2,551 | 3,359 | -24.1 | 6,783 |
| Impact of the change in working capital | -935 | -89 | - | -534 |
| Cash flows from investing activities | -1,035 | -1,469 | 29.5 | -2,471 |
| Cash flows from financing activities | -2,309 | -1,829 | -26.2 | -2,948 |
| Effects of changes in foreign currency exchange rates and other changes in value on cash and cash equivalents | -4 | -9 | 55.6 | -1 |
| Total net changes in cash and cash equivalents | -797 | 52 | - | 1,363 |
| | | | | |
| Cash flows from operating activities | 2,551 | 3,359 | -24.1 | 6,783 |
| Minus capital expenditure on property, plant and equipment and intangible assets | -1,484 | -1,590 | 6.7 | -4,494 |
| **Free cash flow** | **1,067** | **1,769** | **-39.7** | **2,289** |

Cash flows from operating activities, minus capital expenditure on property, plant and equipment, results in free cash flow, which amounted to €1,067 million—€702 million down on the figure posted in the same period last year (€1,769 million). This is due to the decrease in cash flows from operating activities. Since working capital is usually very volatile, the development of cash flows cannot be extrapolated for the full year.

| Net debt<br>€ million | 06/30/07 | 12/31/06 | +/-<br>in % |
|---|---|---|---|
| Cash and cash equivalents | 1,997 | 2,794 | -28.5 |
| Marketable securities | 10,536 | 17,835 | -40.9 |
| Other financial assets | 2,351 | 3,473 | -32.3 |
| **Gross financial assets** | **14,884** | **24,102** | **-38.2** |
| Bonds, notes payable, bank debt, commercial paper | 16,780 | 18,308 | -8.3 |
| Other financial debt | 1,091 | 1,074 | 1.6 |
| **Gross financial debt** | **17,871** | **19,382** | **-7.8** |
| **Net financial debt** | **2,987** | **-4,720** | **163.3** |
| Provisions for pensions and similar obligations | 3,862 | 11,584 | -66.7 |
| **Net debt** | **6,849** | **6,864** | **-0.2** |

### *Net debt stable despite high dividend*

Our net debt, which includes provisions for pensions, totalled €6.8 billion as of June 30, 2007. Despite high dividend payments (€2.2 billion), it was thus around the level achieved by the end of 2006. A significant effect felt here was the high level of free cash flow. Proceeds from divestments and currency effects reduced our debt by a total of €835 million. The €7.9 billion in funds brought forward to RWE Pensionstreuhand e.V. led to an increase in net financial debt. But this was offset by a decrease in provisions for pensions of nearly the same order. Therefore, this transaction did not have an impact on net debt.

### *Employee headcount increases net of one-off effects by 2%*

As of June 30, 2007, the RWE Group employed 70,060 people (full-time positions), 45% (31,709) of whom worked outside Germany. The workforce expanded by 1,526 employees, or 2%, vis-à-vis December 31, 2006. This growth was in part driven by RWE Power. In addition, RWE npower increased headcount in the sales and customer service areas of its business. However, the company transferred some 800 IT employees to our newly founded service subsidiary RWE Systems UK, which we report under "Other."

| Workforce[1] | 06/30/07 | 12/31/06 | +/- in % |
|---|---|---|---|
| RWE Power[2] | 18,780 | 18,467 | 1.7 |
| RWE Energy | 28,514 | 28,418 | 0.3 |
| RWE npower | 11,538 | 11,624 | -0.7 |
| Water Division | 7,131 | 6,809 | 4.7 |
| Other | 4,097 | 3,216 | 27.4 |
| **RWE Group** | **70,060** | **68,534** | **2.2** |

1 Converted to full-time positions.
2 Including RWE Trading and RWE Dea.

***Research and development: improving efficiency and lowering emissions***

In the first half of 2007, we spent €27 million on research and development (R&D). Enhancing the efficiency and reducing the emissions of our fossil fuel-fired power plants are the centrepiece of our R&D measures. In this field, we cooperate with partners in plant engineering and the chemical industry. Therefore, the activities are only partially included in our R&D expenditure.

Preparatory work in the run-up to the construction of the world's first large-scale nearly $CO_2$-free coal-fired power plant with integrated carbon capture and storage is progressing on schedule. This involves coal gasification and $CO_2$ separation. Electricity will be generated in gas and steam turbines. Commissioning is slated for 2014. Concurrently, we are developing methods for separating $CO_2$ from flue gas. They will enable us to reduce emissions over the long term by retrofitting existing power plants with these technologies. However, the prerequisite for the implementation of the nearly $CO_2$-free production of power from coal is the introduction of a reliable legal and regulatory environment by the end of 2009 at both the national and European levels that provides us with the planning security necessary to store carbon dioxide in geological formations.

Another important project involves the construction of a lignite pre-drying unit at our site in Niederaussem, Germany, which we began in 2006. The pilot plant is scheduled to take up commercial operation in 2008. We are confident that the facility will improve the efficiency of lignite-based electricity generation by up to four percentage points.

Work on engineering the "700-degree power plant" is proceeding according to plan. The aim here is to achieve significant gains in efficiency. Results from the material and power plant component tests are expected to be available in 2009. Thereafter, a demonstration power plant is to be constructed to provide conclusive evidence of the technology's commercial readiness.

In the field of renewables-based energy, we are focussing our R&D work on additional ways of making use of biomass. In May 2007, the 700 kW biogas pilot plant in Neurath, Germany, was commissioned. It is capable of supplying electricity to approximately 1,600 homes around the clock. This plant uses 38 metric tons of energy crops every day to generate electricity.

These and further R&D projects are described in detail in our 2006 annual report.

# Outlook for 2007

***Economic research institutes continue to forecast a positive economic trend***

Leading economic institutes forecast that world economic growth in 2007 will be slightly lower than in 2006. However, the positive overall economic trend will continue. Germany, our largest market, is expected to increase real gross domestic product (GDP) by about 3 % (2006: 2.8 %). This is due to higher investment and the improved consumer climate. Research institutes expect the UK's consumption growth to slow over the course of the year. However, thanks to the positive situation in the corporate sector, the 2.7 % growth forecast for real GDP is only marginally down on last year's level. The prognosis for Central Eastern Europe's EU member states is especially favourable. Real GDP generated by most of these economies is anticipated to rise by more than 5 %. Conversely, prospects for the USA have worsened. The institutes expect that the growth of US consumption will slow over the course of the year and that real GDP will expand by 2.1 % in 2007, which is a much lower growth rate than in 2006.

***Energy prices remain high***

In 2007, the world energy markets will continue to be significantly affected by strong demand for raw materials from newly industrializing countries such as India and China. However, production and transport capacity are likely to remain tight. In general, energy markets are subject to short-term influences such as weather conditions and political developments, which are difficult to predict. Oil prices have recently picked up considerably. At the deadline for this report (August 6, 2007), a barrel of Brent crude cost US$ 76. Average Brent prices for the year as a whole are now expected to be higher than the figure recorded in 2006 (US$ 65). In contrast, German gas prices are likely to match last year's level overall. The UK gas market, which was marked by capacity bottlenecks in 2006, is expected to see a drop in prices. Hard coal prices continue to be high. At the beginning of August, a metric ton of hard coal traded at US$ 84 on the Rotterdam spot market (including freight and insurance). We expect prices to be higher than the average for 2006 (US$ 64) for the full year.

***$CO_2$ emissions trading: collapse in prices for 2007 certificates***

In Europe, $CO_2$ emissions certificates for the current year are expected to continue trading at extremely low prices. They were recently quoted at €0.10 per metric ton of $CO_2$. Last year, they averaged €18 per metric ton. According to the market's expectations, carbon dioxide emissions in the first trading period, which will last until the end of 2007, will be completely covered by certificates allocated by European governments. In contrast, a significant reduction in available emissions allowances is expected in the second trading period from 2008 to 2012. On August 6, certificates for 2008 traded at around €20 per metric ton of $CO_2$.

***Electricity prices reflect tighter supply, high fuel costs and emissions certificate prices***

European electricity prices are expected to remain high over the medium term, as a result of persistently high fuel costs and the continued scarcity of generation capacity on many of Europe's energy markets. Emissions trading will also contribute to this. However, the weather, which has been mild so far, and the

considerable drop in $CO_2$ certificate prices for 2007 will have a dampening effect on short-term spot trading. Electricity prices on the German forward market have plateaued at a high level: At the beginning of August, base-load forward contracts for delivery in 2008 traded at €56 per MWh. UK electricity prices fell far below last year's average after gas prices eased. However, the forward market has been on a slight upward trend since February 2007. The latest price of a 2008 forward contract was £39 (€57) per MWh of base-load power. The RWE Group has sold forward nearly all of its 2007 electricity production. We have already sold forward most of our 2008 electricity generation as well. Electricity sold forward in Germany currently accounts for more than 85% of 2008 production.

***Group revenue expected to be slightly higher year on year***
Our outlook for 2007 is based on the assumption that we will succeed in selling at least the majority of American Water by the end of this year. If so, we will report the company under "Discontinued operations" in the consolidated financial statements for 2007 and adjust the prior-year figures accordingly (see "Notes on reporting" on page 14).

We currently expect external revenue to be slightly higher than last year's figure, adjusted to exclude American Water (€42.6 billion). We assume that the pound Sterling-to-euro exchange rate will be £0.68/€, as last year. The rise in revenue will be largely driven by electricity price increases at the beginning of the year, with which we pass through to the customer increased procurement costs. The sale of RWE Solutions will eliminate around €750 million in revenue.

***Outlook for operating result and recurrent net income raised***
Based on our current perspective, we will outperform the earnings forecast for 2007 that we published in our 2006 annual report in February of this year. The operating result is expected to rise by between 10% and 15% over last year's figure, adjusted to exclude American Water (€5,681 million). We previously anticipated a gain in the order of 10%. We continue to expect that we will be able to improve EBITDA by between 5% and 10% over last year's comparable figure (€7,172 million).

Operating result by division:

RWE Power (including RWE Dea and RWE Trading) is expected to post another marked improvement in its operating result, compared with the level achieved in 2006 (€2,744 million). We anticipate that growth will be in double-digit percentage territory. RWE Power's main driver is the realization of electricity forward contracts concluded in prior years with much-improved prices. RWE Power has already sold nearly all of its 2007 production. However, we also expect burdens, especially due to the Biblis nuclear power plant's unplanned outage. We had to buy electricity on the wholesale market to cover the output we had already sold. Biblis is scheduled to go back online in the fourth quarter. In addition, we expect to see a rise in costs incurred to carry out measures to increase power plant availability. We plan to increase generation from our coal-fired power plants in order to take advantage of favourable market conditions. This will lead to a rise in coal and $CO_2$ certificate purchasing costs. We expect that RWE Trading's activities will make a significantly higher contribution to earnings than in 2006, outperforming our own expectations. Conversely, we currently anticipate that RWE Dea's operating result will close the fiscal year down on the last one (€612 million), above all owing to lower oil production and gas prices. Moreover, we expect the cost of production and operation to be up year on year.

RWE Energy (including RWE Gas Midstream) is expected to close the year with an operating result that is between 5% and 10% lower than in 2006 (€2,506 million). This is primarily due to regulatory intervention in our German electricity and gas grid fees. Reductions by the German Federal Network Agency effective from the second half of 2006 onwards will have an impact on all twelve months in 2007. Compared with 2006, we expect to see a negative effect on the operating result of approximately €500 million. RWE Energy is working on limiting this negative impact on earnings by taking extensive measures to cut costs, concentrating on Germany. The absence of negative one-off effects from 2006, e.g. provisions accrued to overhaul pylons, will also have a counteracting impact. Our German gas sales business is expected to see its earnings deteriorate for weather-related reasons. As of July 1, 2007, the obligation to obtain state approval for electricity tariffs for household and commercial customers in Germany was abolished. As regards the Czech gas business, we expect that RWE Transgas will not be able to maintain the high profit margins achieved in 2006. RWE Gas Midstream, which was established in January 2007, will have received all of the activities that are supposed to be transferred to it from other divisions by the end of the year. We currently report this company under "Other, consolidation" as part of RWE Energy, whose gas procurement portfolio was transferred to RWE Gas Midstream.

According to our present forecast, RWE npower will close fiscal 2007 clearly up year on year (2006: €512 million). We expect a double-digit percent gain, largely driven by the generation business. Here, we will benefit from the substantial improvement in wholesale electricity margins, in part because older power supply contracts with lower margins have expired. Furthermore, we anticipate that power plant availability will increase significantly, following several unscheduled outages in 2006. Changes in the prices of fuel and $CO_2$ emissions certificates are not expected to have a big negative impact on the operating result. In the electricity and gas supply business, we anticipate that margins will be under significant pressure in a volatile competitive environment. As of April 30, 2007, we reduced our gas and electricity prices. The weather-induced decrease in sales in the first half of the year will also have an adverse effect on earnings.

We expect net income to decrease substantially. The figure achieved last year (€3,847 million) benefited from one-off effects such as the sale of Thames Water. Conversely, recurrent net income—i.e. net income adjusted for one-off effects, the yardstick for determining the dividend—is expected to increase further. Our previous forecast envisioned a gain of about 10%. We now expect it to rise by at least 15% year on year.

Our non-operating result is expected to improve. The absence of extensive provisions for reorganizational and personnel measures will have a major effect. However, we also anticipate lower capital gains. We expect to close the current fiscal year with a marked year-on-year improvement in our financial result. This is in part due to our improved liquid funds resulting from the sale of Thames Water. Additional positive effects stem from the deconsolidation of special funds in connection with the introduction of a contractual trust arrangement (CTA) and capital gains on the sale of shares in Heidelberger Druckmaschinen. We expect the effective tax rate to be significantly up on 2006 (27%), in part because we have to adjust deferred taxes to the lower tax rates effective from 2008 onwards. This will lead to a one-off expense of up to €0.3 billion in the 2007 financial statements. In contrast, we benefited from a one-time effect in the amount of €636 million in 2006 as a result of a change in German tax legislation (capitalization of accrued corporate tax credits).

***Capital expenditure on property, plant and equipment up year on year***

We will clearly step up capital expenditure on property, plant and equipment this year. The greatest rise is planned for RWE Power's German power plant business. The construction of a dual lignite block in Neurath, Germany, is the main project. Furthermore, we are building a new 875 MW combined-cycle gas turbine power plant in Lingen, Germany, and are starting to construct three hard coal twin units (see page 12). RWE Dea will also increase its capital spending—predominantly on its gas production activities in North Africa. RWE Energy will maintain its sizeable capex budget. Some 80% of RWE Energy's capex will be earmarked to upgrade and expand our electricity and gas grids. RWE npower will modernize and enlarge its UK power plant portfolio, which will attract much more spending than in 2006. The main investment projects are the construction of combined-cycle gas turbine power plants in Staythorpe (1,650 MW) and Pembroke (2,000 MW) and a number of wind farms. In sum, we expect that capital expenditure on property, plant and equipment by the RWE Group excluding the Water Division will be in the order of €4 billion in the 2007 fiscal year.

***Net debt: further decline expected***

Net debt, which includes our provisions for pensions, will be reduced compared with 2006. This is because we currently expect to be able to sell at least the majority of American Water by the end of the year. We established a general cap of between €22 billion and €24 billion for our net debt. Thanks to the good reputation we have as bond issuer, we always have access to short- and long-term financing.

***Employee headcount: decrease due to the sale of American Water***

In fiscal 2007, we anticipate that our workforce will shrink, particularly as a result of the planned sale of American Water. Excluding this effect, however, we expect the Group's labour force to increase by some 3,000 employees. Significant staff increases will be carried out by RWE npower, above all in order to further improve service in light of the expanded customer base and to strengthen its sales activities.

***Research and development: budget for environmentally friendly power generation enlarged***

Our planned R&D budget for fiscal 2007 is €74 million. As in previous years, in 2007, measures will centre on improving efficiency and reducing emissions in the power generation business (see page 27). Since we are one of Europe's largest producers of $CO_2$ emissions, we accord special importance to the development of climate-friendly technologies. This year, we have set aside approximately half our R&D budget for this task. In 2007, the single-most important project will be the construction of a lignite pre-drying pilot facility at our site in Niederaussem, Germany. The planned construction of a nearly $CO_2$-free power station is expected to have a significant impact on the R&D budget from 2011 onwards. As mentioned earlier, generating electricity from renewables is another area for our R&D activities. Furthermore, we want to secure know-how in the field of nuclear energy and develop it over the long term. This will allow us to keep open the option of making use of this climate-friendly technology in a changing energy industry and social environment.

# *Development of opportunities and risks*

The RWE Group has a groupwide risk management system for the early identification as well as standardized reporting, assessment, control and monitoring of risks. We thus fulfil the requirements of the German Control and Transparency in the Corporate Sector Act (KonTraG). We have formed risk management boards both at the Group and divisional levels. They are responsible for the risk management system's continued development and establish rules for the risk management process. The basis for this is provided by a groupwide risk management guideline.

Our risk management activities are designed to obtain information on risks and their financial impact as early as possible, in order to be able to counteract them with suitable measures. Moreover, the planning and controlling process also aims to identify and make use of opportunities as well as associated earning potential. We evaluate risks according to their probability of occurrence and damage potential and aggregate them at the business unit, divisional and Group levels. The damage potential is defined against the operating result and equity of the business unit concerned and the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk control initiatives can be developed. Our risk reporting scheme is fully integrated in our standardized planning and controlling process. The RWE Group's management and supervisory bodies are regularly informed of the current risk situation. The efficiency and efficacy of our risk management system is monitored internally and verified by the external auditor.

We break down major risks and opportunities into the following categories:

- ***Volatility of commodity and product prices:*** Certain risks and opportunities are inherent above all in our electricity generation business. The latter is significantly influenced by the development of market prices for electricity, fossil fuels—especially hard coal and gas—as well as by the development of the price of $CO_2$ certificates. A risk arises, e.g., if higher commodity prices cannot be passed on by increasing electricity prices. Opportunities stem from the widening of the spread between electricity prices and prices for fossil fuels. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price in this area are also minimized through the strategic use of derivative hedges. In addition to production, supply operations are also exposed to risks. Such risks arise, e.g., as a result of unexpected fluctuations in demand owing to changes in temperature. Our price risks on purchasing and sales markets are determined using special evaluation models, while taking current forward prices and expected price volatility into account. Among other things, we use financial and commodity derivatives to mitigate risks associated with sales and procurement.

Our electricity and gas businesses face price and sales risks as well as marketing opportunities resulting from the deregulation of Europe's electricity and gas markets. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with effective measures to cut costs.

Our energy trading activities mitigate earnings risks stemming from price fluctuations on energy markets for the power generation and sales businesses. In addition, we aim to achieve profits by taking trading positions. In this context, our trading business functions as a central platform for hedging commodity price risks throughout the RWE Group. This enables us to create a stable basis of planning for our company. At the same time, we conclude trades in order to take strategic advantage of price changes on energy markets while remaining within trading limits. This leads to risks from unexpected price fluctuations. We are also exposed to credit risks in the event that counterparties fail to fulfil their contractual obligations. The RWE Group's integrated trading and risk management system for the energy trading business is firmly aligned with best practice as applied to the trading business. Specific benchmarks for price risks are established on a daily basis. The RWE AG Risk Committee sets risk limits that are continuously monitored. Among other things, we use the value-at-risk (VaR) method to quantify price risks associated with energy trading. RWE AG's Risk Commitee has established a system that limits risks. The central risk management parameter is the Global Value at Risk in the amount of €40 million, which encompasses all of RWE Trading's trading transactions. The RWE Group's VaR figures are generally based on a confidence interval of 95%. The holding period for each position is one day. The Global VaR thus determines the maximum daily loss from all trading transactions, which RWE Trading must not exceed with a probability of 95%. At the end of June 2007, RWE Trading's global VaR was €9 million. In the period under review, it averaged €17 million.

- ***Volatility of financial prices:*** Within the scope of our operations, we are also exposed to currency, interest-rate and share-price risks. Due to our international presence, currency risk management is very important. Sterling and the US dollar are our major foreign currencies for two reasons: We conduct commercial transactions in both these currency zones and fuel prices are quoted in these currencies. Group companies are generally obliged to hedge all currency risks via RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Risks are quantified using the value-at-risk method. At the end of June 2007, the VaR for RWE AG's foreign currency position was less than €1 million.

  Interest rate management is also ascribed significant importance. Our interest-rate risks primarily stem from our financial debt and interest-bearing investments. Negative changes in value caused by unexpected interest rate movements are hedged with non-derivative and derivative financial transactions. On June 30, 2007, the VaR for the interest-rate risks associated with our financial debt and related hedges was €37 million. The VaR from interest-bearing investments including hedges amounted to €14 million. We are also exposed to both risks and opportunities associated with share investments. At the end of June 2007, the VaR for share price risks was €22 million.

Opportunities and risks from changes in the value of securities are controlled by a professional fund management system. The Group's financial transactions are recorded using centralized risk management software and monitored by RWE AG. This enables the balancing of risks across individual companies. Range of action, responsibilities and controls are set forth in internal guidelines to which our Group companies are obliged to adhere.

- ***Creditworthiness of business partners:*** Most of the credit transactions performed by our finance and trading departments are with banks and business partners of good creditworthiness. We mitigate credit risks from these activities by placing limits on transactions and—if necessary—receiving cash collateral. In addition, we conclude credit insurance policies and bank guarantees. Credit risks are monitored daily for energy trading transactions and weekly for finance transactions. In our supply business, we are exposed to credit risks due to the possibility that customers may fail to meet their financial obligations. We mitigate this risk by subjecting our customer portfolio to regular creditworthiness checks on the basis of credit risk guidelines.

- ***Continuity of business activities:*** We operate technologically complex and interconnected production plants all along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, power plant components or grids. Risks associated with possible outages caused by the ageing of components in our power stations will increase. Our grid business is exposed to the risk of facilities being destroyed by force majeure such as severe weather conditions. We address these risks through high safety standards as well as regular audit, maintenance and servicing work. As appropriate, insurance policies also limit possible effects of damage.

- ***Regulation:*** The RWE Group's exposure to the constant change in the political, legal and social environment in which it does business can be expected to have an impact on earnings. Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a risk due to the EU-wide $CO_2$ emissions trading system. Risks can arise from unexpected increases in the price and, in turn, the cost of purchasing $CO_2$ certificates. Therefore, $CO_2$ price risk management is an integral component of our centralized risk management system. No reliable statements on the details of the international or European $CO_2$ certificate trading system for the period after 2012 have been made so far. We intend to continue reducing $CO_2$ emissions and make our power generation portfolio more flexible through the upcoming investments in power plants in the future. Furthermore, we mitigate $CO_2$ risks through climate protection projects in developing and newly industrializing countries within the scope of the Kyoto mechanisms Clean Development Mechanism (CDM) and Joint Implementation (JI). Risks exist in our German electricity and gas grid businesses as a result of regulatory intervention, which will continue with the introduction of incentive-based regulation from 2009 onwards. We intend to partially offset some of the negative effects stemming from the enforcement of the German Energy Act by taking measures to cut costs and enhance efficiencies throughout RWE Energy.

  Further risks may arise as a result of the German Federal Cabinet's decision to introduce stricter price abuse regulations. The entry into force of the corresponding law may result in more in-depth investigations conducted by antitrust authorities and intensified litigation. We need to wait until the concrete thrust of such procedures becomes apparent before making a precise assessment of the situation.

- ***Legal procedures:*** Some RWE Group companies are involved in litigations and arbitration proceedings connected with their operations. However, we do not expect any major negative repercussions from these proceedings for the RWE Group's economic or financial position. Additionally, Group companies are directly involved in various procedures with public authorities or are directly affected by their results.

  Raw materials production and power generation activities might be curtailed by risks arising from approval processes for our opencast mines and nuclear power plants. We prepare our applications for approval with great care and ensure that approval processes are handled competently in order to prevent such risks from arising.

  Outside shareholders initiated several legal proceedings to examine the appropriateness of the conversion ratios and the amount of cash paid in compensation in connection with company restructurings pursuant to company law. The conversion ratios and cash settlements have been determined by appraisers and verified by certified public auditors.

  A further risk arises from the fact that the German Federal Cartel Office may not fully recognize $CO_2$ costs in sales prices for industrial customers, which could lead to reimbursement claims or customers withholding partial payments. The arguments put forth by the German Federal Cartel Office ignore the basis on which prices are established on free markets, of which Germany's energy market is one, and the steering effect of the emissions trading system, which is intended by policymakers. RWE is confident that its arguments will prevail in the event of legal proceedings.

  In May and December 2006, the EU Commission conducted EU-wide follow-up sector inquiries. Among those affected were companies belonging to the RWE Group in Germany. Subsequently, the EU Commission requested information on specific issues concerning the energy market from RWE, among others, which it will process further.

  The EU Commission instigated market abuse proceedings against RWE at the beginning of May 2007. It suspects that we obstructed access to the German gas transmission system in order to safeguard the alleged market-leading position of RWE as a gas supplier. The accusation is being levelled at RWE Transportnetz Gas, a subsidiary of RWE Energy, in particular. The Commission makes express reference to the fact that instigation of legal proceedings does not mean that the Commission has conclusive proof of any wrongdoing by RWE.

We have included additional information on risk management in our 2006 annual report.

This report contains forward-looking statements with respect to future events related to the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information currently available to us. In the event that the underlying assumptions prove incorrect or additional risks materialize, actual results may vary materially from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

# Consolidated Financial Statements (condensed)

## Consolidated Income Statement of the RWE Group*

| € million | Apr–Jun 2007 | Apr–Jun 2006 | Jan–Jun 2007 | Jan–Jun 2006 |
|---|---|---|---|---|
| **Revenue (including natural gas tax/electricity tax)** | **9,258** | **9,947** | **22,617** | **23,183** |
| Natural gas tax/electricity tax | -300 | -304 | -760 | -760 |
| **Revenue** | **8,958** | **9,643** | **21,857** | **22,423** |
| Changes in finished goods and work in progress/other own work capitalized | 46 | 124 | 51 | 201 |
| Cost of materials | -5,139 | -5,961 | -13,118 | -14,535 |
| Staff costs | -1,059 | -1,150 | -2,096 | -2,283 |
| Depreciation, amortization, and impairment losses | -573 | -612 | -1,150 | -1,219 |
| Other operating result | -905 | -880 | -1,469 | -1,499 |
| **Income from operating activities of continuing operations** | **1,328** | **1,164** | **4,075** | **3,088** |
| Income from investments accounted for using the equity method | 120 | 124 | 196 | 219 |
| Other income from investments | 68 | 39 | 84 | 56 |
| Financial income | 697 | 721 | 1,638 | 1,615 |
| Finance costs | -941 | -1,059 | -2,189 | -2,488 |
| **Income from continuing operations before tax** | **1,272** | **989** | **3,804** | **2,490** |
| Taxes on income | -181 | -366 | -1,052 | -853 |
| **Income from continuing operations** | **1,091** | **623** | **2,752** | **1,637** |
| Income from discontinued operations | | 29 | | 129 |
| **Income** | **1,091** | **652** | **2,752** | **1,766** |
| Minority interest | -32 | -41 | -123 | -107 |
| **Net income / income attributable to RWE AG shareholders** | **1,059** | **611** | **2,629** | **1,659** |
| **Basic and diluted earnings per common and preferred share in €** | **1.88** | **1.09** | **4.67** | **2.95** |
| of which: from continuing operations in € | (1.88) | (1.04) | (4.67) | (2.72) |
| of which: from discontinued operations in € | | (0.05) | | (0.23) |

* Prior-year figures adjusted.

# *Consolidated Balance Sheet of the RWE Group*

| **Assets**<br>€ million | 06/30/07 | 12/31/06 |
|---|---|---|
| **Non-current assets** | | |
| Intangible assets | 14,307 | 14,901 |
| Property, plant and equipment | 26,117 | 26,034 |
| Investment property | 218 | 225 |
| Investments accounted for using the equity method | 2,271 | 2,271 |
| Other non-current financial assets | 1,263 | 1,684 |
| Accounts receivable and other assets | 3,144 | 3,266 |
| Deferred taxes | 2,992 | 3,618 |
| | **50,312** | **51,999** |
| **Current assets** | | |
| Inventories | 2,112 | 2,226 |
| Trade accounts receivable | 7,588 | 8,876 |
| Accounts receivable and other assets | 8,207 | 10,772 |
| Marketable securities | 9,943 | 16,788 |
| Cash and cash equivalents | 1,997 | 2,794 |
| | **29,847** | **41,456** |
| | **80,159** | **93,455** |

| **Equity and Liabilities**<br>€ million | 06/30/07 | 12/31/06 |
|---|---|---|
| **Equity** | | |
| RWE Group interest | 14,009 | 13,439 |
| Minority interest | 686 | 672 |
| | **14,695** | **14,111** |
| **Non-current liabilities** | | |
| Provisions | 21,008 | 28,632 |
| Financial liabilities | 13,664 | 15,672 |
| Other liabilities | 4,886 | 5,021 |
| Deferred taxes | 2,978 | 3,077 |
| | **42,536** | **52,402** |
| **Current liabilities** | | |
| Provisions | 5,112 | 5,434 |
| Financial liabilities | 4,207 | 3,710 |
| Trade accounts payable | 5,851 | 8,148 |
| Other liabilities | 7,758 | 9,650 |
| | **22,928** | **26,942** |
| | **80,159** | **93,455** |

# *Consolidated Cash Flow Statement of the RWE Group**

| € million | Jan–Jun 2007 | Jan–Jun 2006 |
|---|---|---|
| Income | 2,752 | 1,766 |
| Depreciation, amortization, impairment losses, write-backs | 1,152 | 1,443 |
| Changes in provisions | -337 | 348 |
| Deferred taxes/non-cash income and expenses/income from disposal of non-current assets and marketable securities | -81 | -109 |
| Changes in working capital | -935 | -89 |
| **Cash flows from operating activities** | **2,551** | **3,359** |
| Capital expenditure on non-current assets | -1,537 | -1,661 |
| Proceeds from sale of assets | 667 | 407 |
| Changes in marketable securities and cash investments | -165 | -215 |
| **Cash flows from investing activities** | **-1,035** | **-1,469** |
| **Cash flows from financing activities** | **-2,309** | **-1,829** |
| Net cash change in cash and cash equivalents | -793 | 61 |
| Effects of changes in foreign exchange rates and other changes in value on cash and cash equivalents | -4 | -9 |
| **Net change in cash and cash equivalents** | **-797** | **52** |
| Cash and cash equivalents at beginning of reporting period | 2,794 | 1,431 |
| **Cash and cash equivalents at end of reporting period** | **1,997** | **1,483** |

* Prior-year figures adjusted.

# *Consolidated Statement of Changes in Equity of the RWE Group*

| € million | **RWE Group interest** | Minority interest | **Total** |
|---|---|---|---|
| **Balance at 12/31/05** | **11,431** | **926** | **12,357** |
| Dividends paid | -984 | -218 | -1,202 |
| Other comprehensive income/other | -721 | -196 | -917 |
| Income | 1,659 | 107 | 1,766 |
| **Balance at 06/30/06** | **11,385** | **619** | **12,004** |
| | | | |
| **Balance at 12/31/06** | **13,439** | **672** | **14,111** |
| Dividends paid | -1,968 | -133 | -2,101 |
| Other comprehensive income/other | -91 | 24 | -67 |
| Income | 2,629 | 123 | 2,752 |
| **Balance at 06/30/07** | **14,009** | **686** | **14,695** |

## *Responsibility statement*

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Essen, August 7, 2007

The Executive Board

Roels Bonekamp Fitting Jobs Pohlig

# Notes

## Accounting policies

The interim report for the period ended June 30, 2007, was prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable in the EU.

With the exception of the new rules described below, this interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2006. For further information, please see the consolidated financial statements for the period ended December 31, 2006, which provide the basis for this interim report. In line with IAS 34, the scope of reporting for the presentation of the consolidated financial statements of RWE AG for the period ended June 30, 2007, was condensed compared with the scope applied to the consolidated financial statements for the full year.

The interest rates as per December 31, 2006, have been used for pension provisions, provisions for nuclear waste disposal, and provisions for mining.

This interim report has not been audited in accordance with Sec. 317 of the German Commercial Code (HGB) and has not been reviewed by the auditor.

## Changes in accounting policies

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have approved a number of changes to the existing IFRSs and adopted several new Standards and Interpretations, which must be applied by the RWE Group from fiscal 2007 onwards:

***IFRS 7 "Financial Instruments: Disclosures"*** combines and expands disclosures of financial instruments previously required under IAS 32 and those previously required under IAS 30 only for banks and similar financial institutions. IFRS 7 will be effective across all industries in the future. In connection with the publication of IFRS 7, IAS 1 was amended to add requirements for disclosures about capital management. The first-time application of IFRS 7 will result in additional disclosures in the notes to the RWE Group's consolidated financial statements for the 2007 financial year.

***IFRIC 7 "Applying the Restatement Approach under IAS 29 'Financial Reporting in Hyperinflationary Economies'"*** clarifies certain issues related to the application of IAS 29 for cases in which the country, the currency of which is the functional currency of the reporting enterprise, becomes a hyperinflationary country. The first-time application of IFRIC 7 has no material impact on the RWE Group's consolidated financial statements.

***IFRIC 8 "Scope of IFRS 2"*** clarifies the applicability of IFRS 2 "Share-based Payment" to agreements, in which the reporting company makes share-based payments for apparently nil or inadequate consideration. The first-time application of IFRIC 8 has no material impact on the RWE Group's consolidated financial statements.

***IFRIC 9 "Reassessment of Embedded Derivatives"*** addresses whether a contract must be assessed only upon inception or whether it must be reassessed throughout its life if there is an embedded derivative as per IAS 39 "Financial Instruments: Recognition and Measurement." The first-time application of IFRIC 9 has no material impact on the RWE Group's consolidated financial statements.

***IFRIC 10 "Interim Financial Reporting and Impairment"*** applies to the interaction of the regulations of IAS 34 with Interim Financial Reporting and the regulations of IAS 36 and IAS 39 with the reversal of impairment losses with regard to certain assets. The Interpretation makes it clear that impairments recognized for these assets in interim reports may not be reversed in the annual financial statements. IFRIC 10 becomes effective for fiscal years starting on or after November 1, 2006. The first-time application of IFRIC 10 is not ex-pected to have a material impact on the RWE Group's consolidated financial statements.

## *New accounting policies*

The IASB and IFRIC have adopted further standards and interpretations, which are not yet effective. These IFRSs can only be applied if they are endorsed by the EU, which is still pending in some cases.

***IFRS 8 "Operating Segments"*** contains new regulations on the presentation of segment reporting. Pursuant to IFRS 8, segment reporting is to be prepared according to the "management approach." This means that the definition of segments and the disclosures for these segments are based on the information which is used internally by management in deciding how to allocate resources and in assessing the performance of the divisions. IFRS 8 becomes effective for the first time for fiscal years starting on or after January 1, 2009. The first-time application of IFRS 8 is not expected to have a material impact on the RWE Group's consolidated financial statements.

***IAS 23 (2007) "Borrowing Costs":*** By revising IAS 23, the IASB abolished the options for the treatment of borrowing costs directly incurred in connection with the acquisition, construction or production of qualified assets. In the future, these borrowing costs must be assigned to the asset's costs and capitalized. IAS 23 (2007) becomes effective for fiscal years starting on or after January 1, 2009. The impact of the application of the new rules on the RWE Group's consolidated financial statements is currently being reviewed.

***IFRIC 11 "IFRS 2—Group and Treasury Share Transactions"*** provides guidance on how to apply IFRS 2 to share-based payments involving a company's own equity instruments or equity instruments of a company from the same group. This Interpretation becomes effective for the first time for fiscal years starting on or after March 1, 2007. The first-time application of IFRIC 11 is not expected to have a material impact on the RWE Group's consolidated financial statements.

***IFRIC 12 "Service Concession Arrangements"*** governs the accounting for arrangements in which a public agency concludes a contract with a private company for the supply of public services. In order to provide these services, the private company uses infrastructure which remains under public control. The private company is responsible for the construction, operation and maintenance related to the infrastructure. This Interpretation becomes effective for the first time for fiscal years starting on or after January 1, 2008. The impact of the first-time application of IFRIC 12 on the RWE Group's consolidated financial statements is currently being reviewed.

***IFRIC 13 "Customer Loyalty Programmes"*** addresses the accounting for revenue in connection with loyalty award credit programmes granted by manufacturers and service providers directly, or via third parties. This Interpretation becomes effective for the first time for fiscal years starting on or after July 1, 2008. The impact of the first-time application of IFRIC 13 on the RWE Group's consolidated financial statements is currently being reviewed.

***IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"*** addresses the interaction between a minimum funding requirement for a pension plan at the balance-sheet date and the limit set by IAS 19 on the measurement of a positive balance between the plan assets and the defined benefit obligation. The Interpretation was published on July 5, 2007, and becomes effective for the first time for fiscal years starting on or after January 1, 2008. The impact of the first-time application of IFRIC 14 on the RWE Group's consolidated financial statements is currently being reviewed.

## *Scope of consolidation*

In addition to RWE AG, the consolidated financial statements contain all material German and foreign companies which RWE AG controls directly or indirectly. Principal associates and joint ventures are accounted for using the equity method.

The scope of consolidation is as follows:

| | 06/30/07 | 12/31/06 |
|---|---|---|
| Fully consolidated companies | 359 | 337 |
| Investments accounted for using the equity method | 94 | 96 |

Changes in the first half of 2007 primarily relate to the RWE Energy Division, in which 15 companies were consolidated for the first time and two fully consolidated Dutch gas transmission system operators were deconsolidated because they were sold.

# Discontinued operations

As per a contract dated October 16, 2006, RWE sold its UK water business to Kemble Water Limited, a consortium led by Macquarie's European Infrastructure Funds. Consequently, RWE Thames Water plc, which was previously reported in the Water Division, is reported as a discontinued operation for the previous year. The following tables present key figures for RWE Thames Water. In accordance with IFRS 5, the prior-year figures in the income statement have been adjusted; the prior-year figures in the cash flow statement, however, have not been adjusted.

Closing the sale of RWE Umwelt to Remondis in fiscal 2005 resulted in supplementary payments in 2006, which are reported as income from discontinued operations amounting to €16 million after taxes.

| **Key figures for RWE Thames Water**<br>€ million | Jan–Jun<br>2006 |
|---|---|
| Revenue | 1,148 |
| Expenses/income | -975 |
| Ordinary income from discontinued operations before tax | 173 |
| Taxes on income | -60 |
| Income from discontinued operations | 113 |

| € million | Jan-Jun<br>2006 |
|---|---|
| Cash flows from operating activities | 407 |
| Cash flows from investing activities | -110 |
| Cash flows from financing activities | -216 |

## Revenue

Revenue generated by energy trading operations is stated as net figures. This means that revenue only reflects realized gross margins.

## Research and development costs

In the first half of 2007, research and development costs totalled €27 million (first half of 2006: €39 million).

## Intangible assets

Intangible assets include €1,241 million (previous year: €1,270 million) in goodwill from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

## Own shares

In the first six months of 2007, RWE Group companies bought 3,896 common shares on the capital market at an average cost of €81.49 per share. They account for €9,973.76 of the Corporation's share capital (0.01 ‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 1,576 common shares at an average price of €52.81 per share within the scope of capital formation schemes and 2,320 common shares at an average price of €60.61 on the occasion of service anniversaries. Aggregate proceeds amounted to €223,843.76. Differences to the purchase price were recognized in the income statement.

## *Stock option plans*

Due to an amendment solely affecting the wording of the company's Articles of Incorporation by RWE AG's Supervisory Board, the contingent capital in the amount of €51,200,000 available to offer subscription rights to common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and subordinate affiliates as of December 31, 2006, ceased to exist.

Pursuant to the resolution passed by the Annual General Meeting on April 18, 2007, the Executive Board was authorized to purchase shares of any class in RWE totalling up to 10% of the Corporation's share capital until October 17, 2008. In addition, the Executive Board was authorized to purchase these shares by exercising put or call options.

Detailed information was provided on groupwide share-based payment plans for executive staff at RWE AG and at subsidiaries in the financial statements for the period ended December 31, 2006.

In the first quarter of 2007, another tranche was issued within the framework of the Long Term Incentive Plan for executive staff ("Beat").

## *Dividend distribution*

RWE AG's April 18, 2007, Annual General Meeting decided to pay the proposed dividend of €3.50 per common and preferred share for fiscal 2006.

## *Provisions*

At the end of March 2007, €7,856 million in assets were transferred to the trust RWE Pensionstreuhand e.V. to finance parts of the corporate pension plan via a contractual trust arrangement (CTA). Since the transferred assets are classified as plan assets as defined by IAS 19, provisions for pensions and similar obligations were netted out against the transferred assets as of March 31, 2007. As a result, provisions for pensions and similar obligations declined by €7,768 million, and the net plan assets stated under "Other assets" increased by €88 million. The transferred assets consist of other financial assets (€3,702 million) and marketable securities (€4,154 million). Since this was a non-cash transaction, it did not have an impact on the cash flow statement.

## Other liabilities

Other liabilities include €781 million (previous year: €777 million) in non-current and, as in the previous year, €1,159 million in current redemption liabilities from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

## Earnings per share

| | | Jan–Jun 2007 | Jan–Jun 2006 |
|---|---|---|---|
| Net income | € million | 2,629 | 1,659 |
| Number of shares outstanding (weighted average) | thousands | 562,405 | 562,405 |
| **Basic and diluted earnings per common and preferred share** | **in €** | **4.67** | **2.95** |

When determining diluted earnings per share, stock options issued by RWE as part of the stock option programmes are taken into account if they are dilutive. The earnings per share are the same for both common and preferred shares.

## Contingent liabilities

Contingent liabilities principally relate to commitments ensuing from surety bonds. Compared to December 31, 2006, they decreased by €7 million to €41 million.

## Related party disclosures

The RWE Group classifies associated companies as related companies. In the first half of 2007, transactions concluded with material related companies generated €275 million in income and €42 million in expenses. As of June 30, 2007, accounts receivable amounted to €772 million, and accounts payable totalled €30 million. All business transactions are concluded at arm's length conditions and do not generally differ from those concluded with other companies.

The RWE Group did not conclude or carry out any material transactions with related persons.

## Reconciliation to the operating result

| Reconciliation of income from operating activities to the operating result<br>€ million | Jan–Jun<br>2007 | Jan–Jun<br>2006 |
|---|---|---|
| Income from operating activities of continuing operations | 4,075 | 3,088 |
| + Income from investments | 280 | 275 |
| - Non-operating result | 94 | 395 |
| **Operating result** | **4,449** | **3,758** |

The reconciliation addresses the following points:

- Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus is an integral part of the Group's operating activity.
- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified to the non-operating result.

| Reconciliation of EBITDA to the operating result<br>€ million | Jan–Jun<br>2007 | Jan–Jun<br>2006 |
|---|---|---|
| EBITDA | 5,187 | 4,520 |
| - Operating depreciation and amortization | -980 | -1,029 |
| EBIT | 4,207 | 3,491 |
| + Income from operating investments | 242 | 267 |
| **Operating result** | **4,449** | **3,758** |

## Events after the balance-sheet date

Information on events after the balance-sheet date is presented in the review of operations.

# Supervisory Board

***Dr. Thomas R. Fischer***
Chairman

***Frank Bsirske***
Deputy Chairman

***Dr. Paul Achleitner***

***Sven Bergelin***

***Werner Bischoff***

***Carl-Ludwig von Boehm-Bezing***

***Heinz Büchel***

***Dieter Faust***

***Simone Haupt***

***Heinz-Eberhard Holl***

***Dr. Gerhard Langemeyer***

***Dagmar Mühlenfeld***

***Erich Reichertz***

***Dr. Wolfgang Reiniger***

***Günter Reppien***

***Dagmar Schmeer***

***Dr. Manfred Schneider***

***Prof. Dr. Ekkehard D. Schulz***

***Uwe Tigges***

***Prof. Karel Van Miert***

# Executive Board

***Harry Roels***
CEO

***Berthold Bonekamp***

***Alwin Fitting***

***Dr. Ulrich Jobs***
- since April 1, 2007 -

***Dr. Rolf Pohlig***
- since January 1, 2007 -

***Dr. Klaus Sturany***
- until April 30, 2007 -

***Jan Zilius***
- until April 30, 2007 -

# *Financial Calendar 2007/2008**

***11/14/2007*** Interim report for the first three quarters of 2007 with analyst conference call

***02/22/2008*** Annual report for fiscal 2007
- Press conference
- Analyst conference

***04/17/2008*** Annual General Meeting

***04/18/2008*** Ex-dividend date

***05/15/2008*** Interim report for the first quarter of 2008 with analyst conference call

***08/14/2008*** Interim report for the first half of 2008
- Press conference
- Analyst conference

***11/11/2008*** Interim report for the first three quarters of 2008 with analyst conference call

**"RWE, the Energy-Efficiency Company"**
This is the motto under which the RWE Group is acting as a responsible corporate citizen by making a concerted commitment to improving energy efficiency. RWE is thus making a clear pledge to sustainable climate protection, long-term supply security, and tangible cost reductions for consumers. To this end, RWE is making significant investments to provide extensive information and tailor-made consulting services to consumers and energy-savings solutions to commercial customers, as well as to improve the efficiency of its in-house electricity generation and power transmission businesses.

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.

* All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least twelve months.


RWE

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Investor Relations
T +49 201 12-15025
F +49 201 12-15265
E invest@rwe.com
Private investors are welcome to call our Investor Relations hotline:
T +49 1801 451280


Energy Efficiency
is our business
RWE

END